GREAT AMERICAN.
FINANCIAL RESOURCES

2001 Annual Report





Annuities • Life • Health

OUR PURPOSE TO FINANCIAL SOLUTIONS THAT LE FULFILL TODAY'S NEEDS ORROW'S DREAMS. **CREATING THE FRAMEWORK FOR TOMORROW** OUR VISION TO BE A TRUSTED PARTNER DELIVERING LONG-TERM VALUE TO EACH OF OUR STAKEHOLDERS: CONSUMERS, DISTRIBUTORS, EMPLOYEES, AND INVESTORS.

FINANCIAL HIGHLIGHTS

in millions, except per share amounts

	2001	2000	1999	1998	1997	1996	1995	1994
Assets	$8,400.4	$7,975.9	$7,530.7	$7,190.4	$7,710.3	$7,024.1	$6,611.0	$5,089.9
Premiums*	$1,061.3	$1,008.4	$714.0	$625.0	$531.0	$583.0	$459.0	$445.0
Net Investment Income	$506.5	$495.7	$493.3	$502.5	$490.5	$464.7	$402.1	$369.3
Net Operating Earnings**	76.2	76.1	76.6	80.6	70.1	61.7	48.4	42.8
Per Share - Diluted	$1.78	$1.78	$1.78	$1.84	$1.58	$1.40	$1.20	$1.10
Net Income	37.2	54.7	58.8	96.7	69.9	55.1	55.3	36.1
Per Share - Diluted	$0.87	$1.28	$1.37	$2.21	$1.58	$1.25	$1.37	$0.92

* *Excludes premiums of subsidiaries or divisions until their first full year following acquisition or formation. All periods exclude premiums of subsidiaries sold.*

** *Excludes realized investment gains (losses), equity in results of affiliate, and non-recurring charges.*

INSURANCE SUBSIDIARIES ASSET GROWTH

in millions — at December 31,



$7,500
6,500
5,500
4,500
3,500
2,500
1,500
500
0
$539
$2,145
$4,131
$6,581
$7,597
1981
1986
1991
1996
2001

Over the last two decades, assets of our insurance companies have grown at an annual compounded rate exceeding 14%.

COMMON STOCKHOLDERS' EQUITY

in millions — at December 31,



$750
650
550
450
350
250
150
50
0
$164
$323
$451
$579
$659
1993
1995
1997
1999
2001
excludes unrealized gains and losses

Since 1993, our common stockholders' equity has grown by nearly $500 million (over 300%).

GREAT AMERICAN FINANCIAL RESOURCES℠, INC.

2001 Annual Report

CONTENTS

Dear Fellow Shareholders,

The year 2001 was extraordinary in many ways. The tragedy of September 11 brought us a renewed awareness of the uncertainty and fragility of life. In the realm of economics, the second consecutive year without growth in equity markets reminded us of another reality: the need for safety and stability in our financial plans.



During the market expansion of the 1990s we saw consumers opting for our company's equity-linked annuities. However, since then, individuals seeking more certainty in their lives have turned again to our fixed annuity products, the cornerstone of our company's success. As a result, we did not lose ground in 2001. We maintained a strong financial position. Assets grew to more than $8 billion, and statutory premiums grew 5 percent over the prior year to nearly $1.1 billion.

In the last few years, we have engaged in major efforts to transform our company by improving efficiency and thereby profitability. In 2001, we continued on this path and reached a significant milestone by completing our systems conversion to a common administrative platform for multiple products. Achieving this has helped us expand our business capacity, improve efficiency, and reduce expenses.

As the mood of our country changed in 2001, we were pleased to offer consumers traditional annuity products. At the same time, we continued to develop new products that anticipate the demands of the future. We focused on markets where we have a sustainable competitive advantage. For these markets we introduced seven new products, modified several of our existing policies, and prepared two new offerings for introduction in early 2002. We continue to build franchise value among key distributors and expand distribution through new channels such as banks, where our fixed annuity sales more than doubled.

In 2001, our pretax operating earnings increased 5 percent over the previous year. During these years, we made huge strides to streamline our management structure, update our operating platform, and refine our products and distribution. We are pleased with these accomplishments and stand prepared to seize the opportunities of tomorrow. Thank you for your continued support.

Sincerely,

Carl H. Lindner	S. Craig Lindner	Charles R. Scheper
Chairman of the Board	*President and Chief Executive Officer*	*Chief Operating Officer*

CREATING THE FRAMEWORK FOR TOMORROW

Great American Financial Resources is a diversified financial services company headquartered in Cincinnati, Ohio. We market annuities and life and supplemental health insurance through a distribution system of licensed agents and registered representatives. Our insurance subsidiaries operate in all 50 states and Puerto Rico.

STATUTORY PREMIUMS

in millions



$1,200
1,050
900
750
600
450
300
150
0
$531
$625
$714
$1,008
$1,061
1997
1998
1999
2000
2001

Over the last four years, premiums have doubled.



TRADITIONAL FIXED ANNUITIES HAVE BEEN THE CORNERSTONE OF OUR SUCCESS

We've diversified our product line over the last several years, expanding from our traditional fixed annuities in the 1990s to offer variable and equity-indexed annuities that help us capitalize on the vigor of equity markets. During the same period, we introduced a variety of life and supplemental health insurance products through acquisitions and new market ventures. This diversity in product mix has helped us maintain profitability despite volatility in equity markets and as the needs of our customers continue to evolve.

Annuities

We have been marketing tax-deferred annuities since the 1970s and remain an industry leader in the retirement annuities business. During the year, we updated our traditional fixed annuity offerings by introducing several new products. With the increased market demand and the new products provided in 2000 and 2001, premiums from this business segment climbed for the second straight year. In 2001, total traditional fixed annuity premiums increased to more than $510 million.

The stock market successes of the 1990s heightened consumer interest in our variable annuities, and likewise, the downward movement in equity markets in the last two years negatively influenced sales of these annuities. In 2001, total variable annuity premiums were just under $200 million. Equity-indexed annuities, which provide a guaranteed minimum return and crediting rates linked to stock market performance, amounted to $39 million in premium. Declines in sales of these products were more than offset by increased sales of fixed products.

PREMIUM COMPOSITION COMPARISON

2001


19%
29%
4%
48%

Total Sales - $1,061 million

TRADITIONAL FIXED ANNUITIES
LIFE AND HEALTH PREMIUMS
VARIABLE ANNUITIES
EQUITY-INDEXED ANNUITIES

1997


7%
8%
8%
77%

Total Sales - $531 million

Life Insurance

We market term, universal, and whole life policies for individuals, families, and small businesses. During the year, we introduced a new level term insurance series and enhanced existing term products. In 2001, we had $120 million in life insurance premiums and a total of approximately $27 billion of insurance in force.



WE ENGAGED IN MAJOR EFFORTS TO TRANSFORM OUR COMPANY

LIFE INSURANCE IN FORCE


in billions
at December 31,
$25
20
15
10
5
0
$3.7
$8.6
$15.4
$23.1
$26.9
1997
1998
1999
2000
2001

Supplemental Insurance Products

In this business segment, we provide insurance policies to supplement primary health insurance and other insurance coverage. Products provide for expenses related to critical illness, short-term disability, cancer, intensive care, accidents, hospital stays, and long-term care for individuals and groups.

In 2001, we made efforts to realign the administration and marketing of these policies with our core capabilities, which meant transferring certain functions to other areas of our company. At year-end 2001, we had approximately $212 million of annualized supplemental health insurance premiums in force.

ANNUALIZED HEALTH PREMIUMS


in millions
$200
180
160
140
120
100
80
60
40
20
0
$31
$33
$54
$195
$212
1997
1998
1999
2000
2001

Maintaining a high-quality investment portfolio that produces a predictable and stable stream of investment income is our principal investment objective. Our investment strategies are predicated on our strengths in credit analysis, comprehensive asset-liability management techniques, and maintaining a highly liquid portfolio that allows us to respond to the opportunities that exist with changing market conditions.

In structuring our portfolio, the paramount consideration is the liabilities that our assets support. We rigorously test the appropriateness of our assets with respect to our liabilities by running simulations under varying interest rate and equity scenarios. Our ability to match assets and liabilities appropriately is enhanced by the credit quality and structural stability of our invested assets, as well as the persistent nature of our liabilities.

Fixed income investments—bonds, policy loans, mortgage loans, and short-term investments—make up approximately 98 percent of our invested assets. The National Association of Insurance Commissioners (NAIC) assigns quality ratings to the fixed income securities invested in by insurance companies. According to these ratings, the credit quality of our portfolio is excellent, with nearly 93 percent of our fixed maturity portfolio in investment-grade quality securities (NAIC rating of 1 or 2) at year-end 2001.

Our company's bond portfolio is well diversified, with limited exposure to the more cyclical companies and industries. At December 31, 2001, the average maturity of our fixed maturity portfolio was approximately five and one-half years. Our bond portfolio consists primarily of corporate bonds, the vast majority of which are non-callable prior to maturity. The stability of our spread through periods of interest rate and credit volatility demonstrates the effectiveness of our asset-liability matching and credit analysis, as well as the value of maintaining a highly liquid portfolio.



WE DEVELOPED NEW PRODUCTS THAT ANTICIPATE DEMANDS OF THE FUTURE

GREAT AMERICAN FINANCIAL RESOURCES INVESTMENT PORTFOLIO*


3%
1%
1%
95%

- BONDS, CASH & SHORT-TERM INVESTMENTS
- POLICY LOANS
- STOCKS
- REAL ESTATE & MORTGAGE LOANS
- OTHER INVESTED ASSETS

LIFE INSURANCE INDUSTRY INVESTMENT PORTFOLIO*


5%
6%
12%
3%
74%

Great American Financial Resources invests predominantly in investment grade bonds with very little investment in stocks, real estate, or mortgages.

*Company data is as of December 31, 2001. Life Insurance Industry data is as of September 30, 2001.

dollars in millions	December 31, 2001	2000
ASSETS		
Investments:		
Fixed maturities - at market (amortized cost - $6,302.1 and $6,088.0)	$6,431.1	$6,117.1
Equity securities - at market (cost - $37.8 and $30.5)	59.0	67.9
Investment in affiliate	-	2.7
Mortgage loans on real estate	24.8	24.4
Real estate	69.4	72.2
Policy loans	211.3	213.5
Short-term investments	131.9	49.5
Total investments	6,927.5	6,547.3
Cash	39.0	38.0
Accrued investment income	95.0	99.2
Unamortized insurance acquisition costs, net	556.1	487.9
Other assets	253.2	269.8
Variable annuity assets (separate accounts)	529.6	533.7
	$8,400.4	$7,975.9
LIABILITIES AND CAPITAL		
Annuity benefits accumulated	$5,832.1	$5,543.7
Life, accident and health reserves	638.5	599.4
Notes payable	223.0	151.9
Payable to affiliates, net	95.7	85.8
Deferred taxes on unrealized gains	47.2	22.6
Accounts payable, accrued expenses and other liabilities	142.6	149.2
Variable annuity liabilities (separate accounts)	529.6	533.7
Total liabilities	7,508.7	7,086.3
Mandatorily redeemable preferred securities of subsidiary trusts	142.9	217.9
Stockholders' Equity:		
Common Stock, $1 par value		
- 100,000,000 shares authorized		
- 42,353,464 and 42,302,788 shares outstanding	42.3	42.3
Capital surplus	346.7	348.5
Retained earnings	270.0	237.0
Unrealized gains on marketable securities, net	89.8	43.9
Total stockholders' equity	748.8	671.7
	$8,400.4	$7,975.9

in millions, except per share amounts	2001	2000	1999
	Year ended December 31,		
REVENUES:			
Net investment income	$506.5	$495.7	$493.3
Life, accident and health premiums (a)	280.1	230.4	119.1
Other income (b)	95.1	90.4	56.2
Total revenues	881.7	816.5	668.6
BENEFITS AND EXPENSES:			
Benefits to policyholders	507.7	454.1	349.0
Insurance acquisition expenses	79.3	62.3	45.0
Interest and other financing expenses	27.9	32.2	30.5
Other expenses	155.3	162.1	135.0
Total benefits and expenses	770.2	710.7	559.5
Operating earnings	111.5	105.8	109.1
Provision for income taxes	35.3	29.7	32.5
Net operating earnings (c)	76.2	76.1	76.6
Litigation charges, after tax (d)	-	(21.1)	-
Realignment charge, after tax (e)	-	-	(6.5)
Non-operating items, after tax:			
Realized investment gains (losses) (f)	(33.5)	5.1	(4.6)
Equity in results of affiliate (g)	-	(6.2)	(2.0)
Cumulative effect of accounting changes (h)	(5.5)	0.8	(4.7)
Net Income	$37.2	$54.7	$58.8
Average common shares outstanding - diluted	42.7	42.7	43.0
DILUTED EARNINGS PER SHARE DATA:			
Net operating earnings (c)	$1.78	$1.78	$1.78
Litigation charges (d)	-	(0.50)	-
Realignment charge (e)	-	-	(0.15)
Realized investment gains (losses) (f)	(0.78)	0.12	(0.11)
Equity in results of affiliate (g)	-	(0.14)	(0.04)
Cumulative effect of accounting changes (h)	(0.13)	0.02	(0.11)
Diluted net income per common share	$0.87	$1.28	$1.37

(a) For GAAP income statement purposes, annuity premiums are accounted for as deposits rather than revenues.
(b) Includes $46.7 million of real estate operating revenues and gains in 2001 compared to $38.3 million in 2000 and $28.6 million in 1999.
(c) Before litigation charges, realignment charge and other non-operating items.
(d) Represents litigation charges related to certain cases in which the Company was a defendant.
(e) Represents the cost of realigning the Company's operating systems and eliminating redundant employment positions.
(f) Includes after tax impairment charges of $50.0 million, $9.3 million and $5.6 million for 2001, 2000 and 1999, respectively.
(g) In 2001, GAFRI suspended accounting for its investment in Chiquita Brands International, Inc. on the equity method.
(h) Reflects the 2001 implementation of EITF 99-20 relating to certain asset-backed investments, the 2000 implementation of Financial Accounting Standard 133 concerning derivative instruments and hedging activities and the 1999 implementation of Statement of Position 98-5 concerning start-up costs.

Directors and Officers

Board of Directors

Carl H. Lindner
Chairman

S. Craig Lindner
President and Chief Executive Officer

Robert A. Adams
Retired Chief Operating Officer of the Company

Ronald G. Joseph
Chief Executive Officer and Attorney of Joseph Auto Group

John T. Lawrence III
Senior Vice President with UBS PaineWebber Inc.

William R. Martin
Retired President of Tominy, Inc. and M.B. Computing, Inc.

Ronald W. Tysoe
Vice Chairman of Federated Department Stores, Inc.

Officers

Carl H. Lindner
Chairman

S. Craig Lindner
President and Chief Executive Officer

Charles R. Scheper
Chief Operating Officer

David B. Rich
Group President

Billy B. Hill, Jr.
President, United Teacher Associates Insurance Company

Arturo Carrion
President, Great American Life Assurance Company of Puerto Rico

James E. Moffett
President, American DataSolutions International, Inc.

John B. Berding
Executive Vice President, Investments

Christopher P. Miliano
Executive Vice President and Chief Financial Officer

Mark F. Muething
Executive Vice President, General Counsel and Secretary

Bonnie L. Johnson
Senior Vice President and Chief People Officer

Michael J. Prager
Senior Vice President and Chief Actuary

Richard L. Magoteaux
Senior Vice President

William J. Maney II
Treasurer

Mathew T. Dutkiewicz
Senior Vice President

Vincent J. Granieri
Senior Vice President

James L. Henderson
Senior Vice President

Adrienne S. Kessling
Senior Vice President

Jeffry S. Wolverton
Chief Information Officer

Product and Service Directory



We continue to build franchise value among key distributors

Subsidiaries of Great American Financial Resources

Great American Life Insurance Company®

Annuity Investors Life Insurance Company®

Loyal American Life Insurance Company℠

Great American Life Assurance Company® of Puerto Rico

United Teacher Associates Insurance Company

Great American Advisors℠ is a full-service broker/dealer that supports our sales efforts including distribution of our insurance products through financial institutions.

American DataSolutions International, Inc. provides information technology and business processing services for the insurance industry.

Brokerage Services and Community Bank Specialists
1-800-216-3354

Equity-Indexed Annuities
1-513-412-1270

Life Insurance
1-513-412-1100

Life and Supplemental Health Insurance
1-512-451-2224

Life and Supplemental Health Insurance (Puerto Rico)
1-787-758-4888

Long-Term Care Insurance
1-512-451-2224

Traditional Fixed Annuities
1-513-412-1270

Variable Annuities
1-513-412-1275

United Teacher Associates
1-512-451-2224

www.gafri.com

Great American Financial Resources and subsidiaries are equal opportunity employers.

Our company is a member of the American Financial Group family of companies.

GREAT AMERICAN®

FINANCIAL RESOURCES

FINANCIAL STATEMENTS

AND

OTHER FINANCIAL DATA

For the Fiscal Year Ended
December 31, 2001

250 East Fifth Street
Cincinnati, Ohio 45202

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "may", "will", "should", "seeks", "intends", "plans", "estimates", "anticipates" or the negative version of those words or other comparable terminology. Examples of such forward-looking statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earning and investment activities; the adequacy of reserves for environmental pollution and expected expense savings resulting from recent initiatives.

Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

- changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;
- regulatory actions;
- changes in legal environment;
- tax law changes;
- availability of reinsurance; and
- competitive pressures.

Forward-looking statements included in this document are made only as of the date of this report and under Section 27A of The Securities Act and Section 21E of the Exchange Act; we do not have any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Great American Financial Resources, Inc.

We have audited the accompanying consolidated balance sheet of Great American Financial Resources, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great American Financial Resources, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cincinnati, Ohio
March 8, 2002

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Dollars in millions)

	December 31, 2001	December 31, 2000
Assets		
Investments:		
Fixed maturities - at market (amortized cost - $6,302.1 and $6,088.0)	$6,431.1	$6,117.1
Equity securities - at market (cost - $37.8 and $30.5)	59.0	67.9
Investment in affiliate	-	2.7
Mortgage loans on real estate	24.8	24.4
Real estate	69.4	72.2
Policy loans	211.3	213.5
Short-term investments	131.9	49.5
Total investments	6,927.5	6,547.3
Cash	39.0	38.0
Accrued investment income	95.0	99.2
Unamortized insurance acquisition costs, net	556.1	487.9
Other assets	253.2	269.8
Variable annuity assets (separate accounts)	529.6	533.7
	$8,400.4	$7,975.9
Liabilities and Capital		
Annuity benefits accumulated	$5,832.1	$5,543.7
Life, accident and health reserves	638.5	599.4
Notes payable	223.0	151.9
Payable to affiliates, net	95.7	85.8
Deferred taxes on unrealized gains	47.2	22.6
Accounts payable, accrued expenses and other liabilities	142.6	149.2
Variable annuity liabilities (separate accounts)	529.6	533.7
Total liabilities	7,508.7	7,086.3
Mandatorily redeemable preferred securities of subsidiary trusts	142.9	217.9
Stockholders' Equity:		
Common Stock, $1 par value -100,000,000 shares authorized -42,353,464 and 42,302,788 shares outstanding	42.3	42.3
Capital surplus	346.7	348.5
Retained earnings	270.0	237.0
Unrealized gains on marketable securities, net	89.8	43.9
Total stockholders' equity	748.8	671.7
	$8,400.4	$7,975.9

See Notes to Consolidated Financial Statements.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
(In millions, except per share amounts)

	Year ended December 31, 2001	2000	1999
Revenues:			
Life, accident and health premiums	$280.1	$230.4	$119.1
Net investment income	506.5	495.7	493.3
Realized gains (losses) on:			
Investments	(51.6)	(19.4)	(7.1)
Redemption of minority ownership by related party	-	27.2	-
Other income	95.1	90.4	56.2
	830.1	824.3	661.5
Costs and Expenses:			
Annuity benefits	294.7	293.1	262.6
Life, accident and health benefits	213.0	175.2	86.4
Insurance acquisition expenses	79.3	62.3	45.0
Trust preferred distribution requirement	17.1	18.4	18.6
Interest and other debt expenses	10.8	13.8	11.9
Provision for realignment expenses	-	-	10.0
Other expenses	155.3	180.4	135.0
	770.2	743.2	569.5
Operating earnings before income taxes	59.9	81.1	92.0
Provision for income taxes	17.2	21.0	26.5
Net operating earnings	42.7	60.1	65.5
Equity in losses of affiliate, net of tax	-	(6.2)	(2.0)
Income before accounting changes	42.7	53.9	63.5
Cumulative effect of accounting changes, net of tax	(5.5)	0.8	(4.7)
Net Income	$ 37.2	$ 54.7	$ 58.8
Basic earnings per common share:			
Income before accounting changes	$1.01	$1.27	$1.50
Accounting changes	(0.13)	0.02	(0.11)
Net income	$0.88	$1.29	$1.39
Diluted earnings per common share:			
Income before accounting changes	$1.00	$1.26	$1.48
Accounting changes	(0.13)	0.02	(0.11)
Net income	$0.87	$1.28	$1.37
Average number of common shares:			
Basic	42.3	42.3	42.4
Diluted	42.7	42.7	43.0
Cash dividends per common share	$0.10	$0.10	$0.10

See Notes to Consolidated Financial Statements.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In millions)

	Year ended December 31,		
	2001	2000	1999
Common Stock:			
Balance at beginning of year	$ 42.3	$ 42.4	$ 42.6
Common Stock issued	0.1	0.1	-
Common Stock retired	(0.1)	(0.2)	(0.2)
Balance at end of year	$ 42.3	$ 42.3	$ 42.4
Capital Surplus:			
Balance at beginning of year	$348.5	$349.7	$354.1
Common Stock issued	1.3	1.0	0.6
Common Stock retired	(0.7)	(2.2)	(5.0)
Capital transactions of subsidiaries	(2.4)	-	-
Balance at end of year	$346.7	$348.5	$349.7
Retained Earnings:			
Balance at beginning of year	$237.0	$186.5	$131.9
Net income	37.2	54.7	58.8
Common dividends declared	(4.2)	(4.2)	(4.2)
Balance at end of year	$270.0	$237.0	$186.5
Unrealized Gains (Losses), Net:			
Balance at beginning of year	$ 43.9	($ 52.9)	$160.1
Change during year	45.9	96.8	(213.0)
Balance at end of year	$ 89.8	$ 43.9	($ 52.9)
Comprehensive Income (Loss):			
Net Income	$ 37.2	$ 54.7	$ 58.8
Other comprehensive income (loss) - change in net unrealized gains (losses) on marketable securities	45.9	96.8	(213.0)
Comprehensive income (loss)	$ 83.1	$151.5	($154.2)

See Notes to Consolidated Financial Statements.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In millions)

	Year ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 37.2	$ 54.7	$ 58.8
Adjustments:			
Cumulative effect of accounting changes	5.5	(0.8)	4.7
Equity in losses of affiliate, net of tax	-	6.2	2.0
Increase in life, accident and health reserves	58.0	78.8	39.3
Benefits to annuity policyholders	294.7	293.1	262.6
Amortization of insurance acquisition costs	79.3	62.3	45.0
Depreciation and amortization	12.4	6.7	7.2
Realized losses on investments	51.6	19.4	7.1
Realized gain on redemption by related party	-	(27.2)	-
Increase in insurance acquisition costs	(137.7)	(146.7)	(119.4)
Other, net	(50.9)	(33.1)	18.2
	350.1	313.4	325.5
Cash Flows from Investing Activities:			
Purchases of and additional investments in:			
Fixed maturity investments	(1,721.3)	(794.1)	(1,435.7)
Equity securities	(3.3)	(10.7)	(7.9)
Real estate, mortgage loans and other assets	(13.2)	(15.8)	(42.8)
Purchase of subsidiaries	-	-	(128.7)
Cash and short-term investments of subsidiaries acquired	-	-	66.1
Maturities and redemptions of fixed maturity investments	582.0	392.4	617.6
Sales of:			
Fixed maturity investments	873.4	374.8	750.4
Equity securities	1.2	44.5	11.3
Real estate, mortgage loans and other assets	26.1	1.6	42.3
Decrease in policy loans	2.2	3.7	3.8
	(252.9)	(3.6)	(123.6)
Cash Flows from Financing Activities:			
Fixed annuity receipts	616.6	496.8	446.4
Annuity surrenders, benefits and withdrawals	(622.5)	(731.9)	(698.2)
Net transfers to variable annuity assets	(0.4)	(50.5)	(19.5)
Additions to notes payable	87.5	9.6	71.1
Reductions of notes payable	(16.4)	(59.0)	(0.8)
Issuance of Common Stock	1.4	1.1	0.6
Retirement of Common Stock	(0.8)	(2.4)	(5.2)
Repurchase of trust preferred securities	(75.0)	(1.4)	(5.5)
Cash dividends paid	(4.2)	(4.2)	(4.2)
	(13.8)	(341.9)	(215.3)
Net increase (decrease) in cash and short-term investments	83.4	(32.1)	(13.4)
Beginning cash and short-term investments	87.5	119.6	133.0
Ending cash and short-term investments	$ 170.9	$ 87.5	$ 119.6

See Notes to Consolidated Financial Statements.

INDEX TO NOTES

A. DESCRIPTION OF THE COMPANY

Great American Financial Resources, Inc. ("GAFRI" or "the Company") markets retirement products, primarily fixed and variable annuities, and various forms of life and supplemental health insurance through independent agents, payroll deduction plans, financial institutions and in-home sales.

American Financial Group, Inc. ("AFG") and its subsidiaries owned 83% of GAFRI's Common Stock at December 31, 2001.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The accompanying Consolidated Financial Statements include the accounts of GAFRI and its subsidiaries. Certain reclassifications have been made to prior years to conform to the current year's presentation. Acquisitions and sales of subsidiaries have resulted in certain differences in the financial statements and have affected comparability between years. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the Consolidated Financial Statements.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Investments All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Short-term investments are carried at cost; mortgage loans on real estate are generally carried at amortized cost; policy loans are stated at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal prepayments and adjusted to reflect actual prepayments.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Emerging Issues Task Force Issue No. 99-20 ("EITF 99-20") established a new standard for recognition of impairment of certain asset-backed investments. Impairment losses on these investments must be recognized when (i) the fair value of the security is less than its cost basis and (ii) there has been an adverse change in the expected cash flows. The new standard became effective on April 1, 2001. Impairment losses at initial application of this rule were recognized as the cumulative effect of an accounting change. Subsequent impairments are recognized as a component of net realized gains and losses.

Investment in Affiliate GAFRI's investments in equity securities of companies that are 20% to 50% owned by AFG and its subsidiaries are generally carried at cost, adjusted for a proportionate share of their undistributed earnings or losses.

Due to Chiquita Brands International's announced intention to pursue a plan to restructure its public debt, GAFRI wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, GAFRI suspended accounting for the investment under the equity method due to the expected restructuring, and reclassified the investment to "equity securities."

Insurance Acquisition Costs and Expenses Insurance acquisition costs and expenses consist primarily of deferred policy acquisition costs and the present value of future profits on business in force of acquired insurance companies. In addition, certain marketing and commission costs are expensed as paid and included in insurance acquisition expenses.

Deferred Policy Acquisition Costs ("DPAC") DPAC (principally commissions, advertising, underwriting, policy issuance and sales expenses that vary with and are primarily related to the production of new business) is deferred to the extent that such costs are deemed recoverable.

DPAC related to annuities and universal life insurance products is amortized, with interest, in relation to the present value of expected gross profits on the policies. These expected gross profits consist principally of estimated future net investment income and surrender, mortality and other policy charges, less estimated future interest on policyholders' funds, policy administration expenses and death benefits in excess of account values. DPAC is reported net of unearned revenue relating to certain policy charges that represent compensation for future services. These unearned revenues are recognized as income using the same assumptions and factors used to amortize DPAC.

To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in unrealized gains (losses) on marketable securities.

DPAC related to traditional life and health insurance is amortized over the expected premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues were estimated using the same assumptions used for computing liabilities for future policy benefits.

Present Value of Future Profits Included in insurance acquisition costs are amounts representing the present value of future profits on business in force of the acquired insurance companies, which represent the portion of the costs to acquire such companies that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition.

These amounts are amortized with interest over the estimated remaining life of the acquired policies for annuities and universal life products and over the expected premium paying period for traditional life and health insurance products.

Annuity Benefits Accumulated Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

Life, Accident and Health Reserves Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on anticipated investment yields, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

The liability for future policy benefits for interest sensitive life and universal life policies is equal to the sum of the accumulated fund balances under such policies.

Variable Annuity Assets and Liabilities Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which GAFRI earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains all investment risk. Accordingly, GAFRI's liability for these accounts equals the value of the account assets.

Life, Accident and Health Premiums and Benefits For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. Policy reserves have been established in a manner which allocates policy benefits and expenses on a basis consistent with the recognition of related premiums and generally results in the recognition of profits over the premium paying period of the policies.

For interest sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Surrender benefits reduce the account value. Death benefits are expensed when incurred, net of the account value.

Income Taxes GAFRI and Great American Life Insurance Company ("GALIC") have separate tax allocation agreements with American Financial Corporation ("AFC"), a subsidiary of AFG, which designate how tax payments are shared by members of the tax group. In general, both companies compute taxes on a separate return basis. GALIC is obligated to make payments to (or receive benefits from) AFC based on taxable income without regard to temporary differences. If GALIC's taxable income (computed on a statutory accounting basis) exceeds a current period net operating loss of GAFRI, the taxes payable or receivable by GALIC associated with the excess are payable to or receivable from AFC. If the AFC tax group utilizes any of GAFRI's net operating losses or deductions that originated prior to GAFRI's entering AFC's consolidated tax group, AFC will pay to GAFRI an amount equal to the benefit received. The tax allocation agreements with AFC have not impacted the recognition of income tax expense and income tax payable in GAFRI's financial statements.

Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities of companies in AFC's consolidated tax group are aggregated with other amounts receivable from or payable to affiliates.

Stock-Based Compensation As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," GAFRI accounts for stock options and other stock-based compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under GAFRI's stock option plan, options are granted to officers, directors, and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants.

Benefit Plans GAFRI sponsors an Employee Stock Ownership Retirement Plan ("ESORP") and a 401(k) plan covering all employees of GAFRI and its subsidiaries who are qualified as to age and length of service. The ESORP, which invests primarily in securities of GAFRI, is a trusteed, noncontributory plan. Contributions to the ESORP are discretionary by the directors of GAFRI. Qualified employees having vested rights in the ESORP are entitled to benefit payments at age 60. The 401(k) Plan is a trusteed, contributory plan, under which GAFRI matches a specific portion of employee contributions. Company contributions to the ESORP and 401(k) plans are charged against earnings in the year for which they are declared.

GAFRI and certain of its subsidiaries provide certain benefits to eligible retirees. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Derivatives Effective October 1, 2000, GAFRI implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments (including derivative instruments that are embedded in other contracts) and for hedging activities. Prior year financial statements were not restated. SFAS No. 133 generally requires that derivatives (both assets and liabilities) be recognized in the balance sheet at fair value with changes in fair value included in current income. The cumulative effect of implementing SFAS No. 133, which resulted from the initial recognition of GAFRI's derivatives at fair value, was income of $0.8 million or $0.02 per diluted share in 2000.

Derivatives included in GAFRI's balance sheet consist primarily of investments in common stock warrants (included in equity securities), the equity-based component of certain annuity products (included in annuity benefits accumulated) and call options (included in other assets) used to mitigate the risk imbedded in the equity-indexed annuity products.

Start-Up Costs Prior to 1999, certain costs associated with introducing new products and distribution channels were deferred and amortized on a straight-line basis over five years. In 1999, GAFRI implemented Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." The SOP required that (i) costs of start-up activities be expensed as incurred and (ii) unamortized balances of previously deferred costs be expensed and reported as the cumulative effect of a change in accounting principle. Accordingly, GAFRI expensed previously capitalized start-up costs in 1999 of $4.7 million (net of tax) or $0.11 per diluted share.

Earnings Per Share Basic earnings per share is calculated using the weighted-average numbe of shares of common stock outstanding during the period. Diluted earnings per share include the effect of the assumed exercise of dilutive common stock options.

Statement of Cash Flows For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include annuity receipts, benefits and withdrawals and obtaining resources from owners and providing them with a return on their investments. All other activities are considered "operating." Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

Fair Value of Financial Instruments Methods and assumptions used in estimating fair values are described in Note P to the financial statements. These fair values represent point-in-time estimates of value that might not be particularly relevant in predicting GAFRI's future earnings or cash flows.

C. ACQUISITIONS OF SUBSIDIARIES

In 1999, GAFRI acquired United Teacher Associates Insurance Company ("UTA"), Consolidated Financial Corporation, an insurance agency, and Great American Life Insurance Company of New York for approximately $129 million in cash.

D. SEGMENTS OF OPERATIONS

GAFRI's life and annuity operations offer fixed and variable annuity products and traditional life insurance products. GAFRI's annuity products are sold through managing general agents and independent agents to employees of primary and secondary educational institutions, hospitals and in the non-qualified markets. Traditional term, universal and whole life insurance products are sold through national marketing organizations.

GAFRI's supplemental insurance businesses (UTA and Loyal American Life Insurance Company) offer a variety of supplemental health and life products. UTA offers its products through independent agents. Loyal's marketing strategy emphasizes third-party sponsorship, including employers and credit unions. At December 31, 2001, Loyal reinsured a substantial portion of its life insurance business and expects to reduce its marketing efforts in the future.

GA Life of Puerto Rico sells in-home life and supplemental health products through a network of company-employed agents. Sales in Puerto Rico accounted for nearly 20% of GAFRI's life, accident and health premiums in 2001.

Corporate and other consists primarily of GAFRI (parent) and AAG Holding (intermediate holding company).

The following tables show (in millions) GAFRI's assets, revenues and operating profit by significant business segment.

Assets	2001	2000	1999
Life and annuity products	$7,396.1	$6,992.3	$6,639.6
Supplemental insurance products	731.5	719.6	649.3
GA Life of Puerto Rico	234.0	212.2	183.2
Corporate and other	38.8	49.1	46.3
Investment in affiliate	-	2.7	12.3
Total assets per balance sheet	$8,400.4	$7,975.9	$7,530.7
Revenues			
Life and annuity products	$574.1	$555.5	$520.8
Supplemental insurance products (a)	234.0	193.3	79.3
GA Life of Puerto Rico	64.3	58.7	54.7
Corporate and other	9.3	9.0	13.8
Total operating revenues	881.7	816.5	668.6
Realized gains (losses)	(51.6)	7.8	(7.1)
Total revenues per income statement	$830.1	$824.3	$661.5
Operating profit - pretax			
Life and annuity products	$134.2	$136.7	$120.3
Supplemental insurance products	2.8	(1.6)	2.6
GA Life of Puerto Rico	10.7	9.8	9.0
Litigation charges (b)	-	(32.5)	-
Corporate and other	(36.2)	(39.1)	(22.8)
Pretax earnings from operations	111.5	73.3	109.1
Realized gains (losses)	(51.6)	7.8	(7.1)
Provision for realignment expenses (c)	-	-	(10.0)
Total pretax income per income statement	$ 59.9	$ 81.1	$ 92.0

(a) Increase in "Supplemental insurance products" revenues in 2000 includes UTA revenues for a full year as opposed to only one quarter in 1999.

(b) Reflects litigation costs included in other expenses for "Life and annuity products" ($17.3 million) and "Supplemental insurance products" ($1.0 million); reflects litigation costs included in annuity benefits for "Life and annuity products" ($14.2 million).

(c) Reflects realignment expenses for "Life and annuity products" ($1.5 million), "Supplemental insurance products" ($0.4 million) and "Corporate and other" ($8.1 million).

E. INVESTMENTS

Fixed maturity investments at December 31, consisted of the following (in millions):

	2001			
	Amortized Cost	Market Value	Gross Unrealized Gains	Gross Unrealized Losses
Fixed maturities:				
U. S. Government and government agencies and authorities	$ 457.6	$ 467.9	$ 11.8	($ 1.5)
States, municipalities and political subdivisions	157.5	161.7	7.7	(3.5)
Foreign governments	25.5	27.3	1.8	-
Public utilities	373.0	377.5	7.2	(2.7)
Mortgage-backed securities	2,014.6	2,077.9	75.0	(11.7)
All other corporate	3,250.5	3,299.5	100.4	(51.4)
Redeemable preferred stocks	23.4	19.3	0.4	(4.5)
	$6,302.1	$6,431.1	$204.3	($ 75.3)

	2000			
	Amortized Cost	Market Value	Gross Unrealized Gains	Gross Unrealized Losses
Fixed maturities:				
U. S. Government and government agencies and authorities	$ 222.9	$ 230.6	$ 8.7	($ 1.0)
States, municipalities and political subdivisions	136.9	140.4	4.2	(0.7)
Foreign governments	25.6	26.7	1.1	-
Public utilities	332.9	332.5	5.2	(5.6)
Mortgage-backed securities	2,031.6	2,085.1	65.4	(11.9)
All other corporate	3,321.9	3,287.4	52.8	(87.3)
Redeemable preferred stocks	16.2	14.4	-	(1.8)
	$6,088.0	$6,117.1	$137.4	($108.3)

"Investing activities" related to fixed maturity investments included in GAFRI's Consolidated Statement of Cash Flows consisted of the following (in millions):

	2001	2000	1999
Purchases	($1,721.3)	($794.1)	($1,435.7)
Maturities and paydowns	582.0	392.4	617.6
Sales	873.4	374.8	750.4
Gross gains	46.3	9.1	21.0
Gross losses	(95.8)	(21.9)	(29.8)

The table below sets forth the scheduled maturities of GAFRI's fixed maturity investments based on market value as of December 31:

Maturity	2001
One year or less	5%
After one year through five years	22
After five years through ten years	25
After ten years	16
	68
Mortgage-backed securities	32
	100%

The distribution of maturities based on amortized cost is generally the same. Mortgage-backed securities had an estimated average life of approximately four and one-half years at December 31, 2001.

At December 31, 2001, GAFRI had no single investment in excess of 10% of stockholders' equity except for certain investments guaranteed by the U.S. Government or government agencies.

At December 31, 2001 and 2000, gross unrealized gains on its marketable equity securities were $23.4 million and $39.8 million, respectively. At December 31, 2001 and 2000, gross unrealized losses were $2.2 million and $2.4 million, respectively. Realized gains and changes in unrealized appreciation on fixed maturity and equity security investments are summarized as follows (in millions):

	Fixed Maturities	Equity Securities	Other	Tax Effects	Total
2001					
Realized	($ 49.5)	($ 0.8)	($1.3)	$18.1	($ 33.5)
Change in unrealized	99.9	(16.2)	-	(29.2)	54.5
2000					
Realized	($ 12.8)	$20.8	($0.2)	($ 2.7)	$ 5.1
Change in unrealized	155.6	8.7	-	(56.0)	108.3
1999					
Realized	($ 8.8)	$ 0.2	$1.5	$ 2.5	($ 4.6)
Change in unrealized	(366.8)	(9.8)	-	129.8	(246.8)

Major categories of net investment income were as follows (in millions):

	2001	2000	1999
Fixed maturities*	$505.2	$491.5	$492.3
Other	2.9	6.8	6.1
Total investment income	508.1	498.3	498.4
Investment expenses	(1.6)	(2.6)	(5.1)
Net investment income	$506.5	$495.7	$493.3

* Includes income on fixed maturities, mortgage loans, policy loans and short-term investments.

GAFRI's investment portfolio is managed by a subsidiary of AFG. Investment expenses included investment management charges from this subsidiary amounting to $1.9 million in 2001, $1.4 million in 2000 and $2.9 million in 1999.

F. INVESTMENT IN AFFILIATE

Investment in affiliate at December 31, 2000 reflects GAFRI's 4% ownership (2.7 million shares) of the common stock of Chiquita Brands International. The market value of this investment was $2.7 million at December 31, 2000. At that time, AFG and its other subsidiaries owned an additional 32% interest in the common stock of Chiquita. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods.

Chiquita reported net losses attributable to common shares of $112 million in 2000 and $75 million in 1999.

In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, GAFRI recorded a pretax charge of $5.1 million in the fourth quarter of 2000 to write down its investment in Chiquita to quoted market value. In 2001, GAFRI suspended accounting for the investment under the equity method, reclassified the investment to "Equity Securities" and recorded an additional writedown of $0.9 million, reducing its cost basis in Chiquita to $1.8 million. On March 8, 2002, the court approved Chiquita's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The plan calls for the conversion of over $700 million in principal and accrued interest related to Chiquita's public debt into common equity. As a result, GAFRI will receive approximately 19,000 "new" shares in the reorganized company plus warrants expiring in 2009 to purchase approximately 318,000 additional shares at $19.23 per share.

G. UNAMORTIZED INSURANCE ACQUISITION COSTS

Unamortized insurance acquisition costs consisted of the following at December 31, (in millions):

	2001	2000
Deferred policy acquisition costs	$621.0	$536.9
Present value of future profits acquired	71.2	93.4
Unearned revenues	(136.1)	(142.4)
	$556.1	$487.9

A progression of GAFRI's present value of future profits acquired ("PVFP") is as follows (in millions):

	2001	2000	1999
Beginning balance	$93.4	$115.1	$ 59.9
Addition due to acquisitions	-	-	62.9
Interest accrued	6.7	8.3	5.4
Amortization	(15.9)	(19.0)	(13.1)
Other (a)	(13.0)	(11.0)	-
	$71.2	$ 93.4	$115.1

(a) 2001 amount primarily reflects reinsurance ceding of 80% of Loyal's life business; 2000 amount relates to purchase accounting adjustment for subsidiary acquired.

The interest accrual rates used range primarily from 5% to 7%. During each of the next five years, the PVFP is expected to decrease at a rate of approximately 10% of the balance at the beginning of each respective year.

H. NOTES PAYABLE

Notes payable consisted of the following at December 31, (in millions):

	2001	2000
Direct obligations of GAFRI	$ 1.9	$ 2.0
Obligations of AAG Holding (guaranteed by GAFRI):		
6-7/8% Senior Notes due 2008	100.0	100.0
Bank Credit Line	121.1	48.5
Other subsidiary debt	-	1.4
Total	$223.0	$151.9

In January 2001, AAG Holding replaced its existing bank line with a $155 million unsecured credit agreement. Loans under the credit agreement mature on December 31, 2004. At December 31, 2001 and 2000, the weighted-average interest rates on amounts borrowed under its credit line were 2.88% and 7.31%, respectively.

At December 31, 2001, scheduled principal payments on debt for the subsequent five years were as follows (in millions):

2002	2003	2004	2005	2006
$0.2	$0.2	$121.3	$0.2	$0.2

Cash interest payments were $9.9 million in 2001, $13.2 million in 2000 and $11.2 million in 1999.

I. MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

Wholly-owned subsidiary trusts of GAFRI issued preferred securities and, in turn, purchased a like amount of subordinated debt which provides interest and principal payments to fund the Trusts' obligations. The preferred securities are mandatorily redeemable upon maturity or redemption of the subordinated debt. GAFRI effectively provides an unconditional guarantee of the Trusts' obligations. The three preferred securities issues are summarized as follows:

Date of Issuance	Issue (Maturity Date)	12/31/01	12/31/00	Optional Redemption Dates
November 1996	9-1/4% TOPrS* (2026)	$72,912,500	$72,912,500	Currently redeemable
March 1997	8-7/8% Pfd (2027)	70,000,000	70,000,000	On or after 3/1/2007
May 1997	7-1/4% ROPES** (2041)	-	75,000,000	Redeemed 9/28/2001

* Trust Originated Preferred Securities
** Remarketed Par Securities

In 2000, GAFRI repurchased $1.7 million of its preferred securities for $1.4 million in cash.

Cash payments with respect to the preferred securities were $18.4 million in 2001 and 2000.

J. STOCKHOLDERS' EQUITY

The Company is authorized to issue 25,000,000 shares of Preferred Stock, par value $1.00 per share.

GAFRI's dividend paying capability is limited by certain customary debt covenants to amounts based on cumulative earnings and losses, debt ratios and other items.

The change in net unrealized gains (losses) on marketable securities included the following (in millions):

	2001			2000			1999		
	Pretax	Taxes	Net	Pretax	Taxes	Net	Pretax	Taxes	Net
Unrealized holding gains (losses) on securities arising during the period	$12.3	($ 4.2)	$8.1	$154.7	($52.6)	$102.1	($332.3)	$114.2	($218.1)
Adoption of EITF 99-20	8.4	(2.9)	5.5	-	-	-	-	-	-
Realized losses (gains) on securities	49.8	(17.5)	32.3	(8.1)	2.8	(5.3)	7.8	(2.7)	5.1
Change in net unrealized gains (losses) on marketable securities	$70.5	($24.6)	$45.9	$146.6	($49.8)	$96.8	($324.5)	$111.5	($213.0)

At December 31, 2001, there were 4.0 million shares of GAFRI Common Stock reserved for issuance under GAFRI's stock option plans. Under the plans, the exercise price of each option equals the market price of GAFRI Common Stock at the date of grant. Options generally become exercisable at the rate of 20% per year commencing one year after grant. All options expire ten years after the date of grant.

Data for GAFRI's Stock Option Plan is presented below:

	2001		2000		1999	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Outstanding at beginning of year	2,869,462	$16.56	2,521,115	$17.10	2,464,080	$16.42
Granted	576,500	$17.96	650,000	$15.15	247,474	$22.81
Forfeited	(237,477)	$17.34	(236,100)	$19.32	(159,045)	$16.24
Exercised	(69,326)	$13.51	(65,553)	$13.43	(31,394)	$13.25
Outstanding at end of year	3,139,159	$16.83	2,869,462	$16.56	2,521,115	$17.10
Options exercisable at year-end	1,821,727	$16.03	1,454,695	$15.83	1,095,673	$15.30

The average remaining life of GAFRI's options was 6.8 years at December 31, 2001. The exercise prices of options issued during the year ranged from $17.09 to $18.89 in 2001, $15.00 to $17.50 in 2000 and $21.73 to $24.25 in 1999.

No compensation cost has been recognized for stock option grants. Had compensation cost been determined for stock option awards based on the fair values at grant dates consistent with the method prescribed by SFAS No. 123, GAFRI's net income (in millions) and earnings per share would have been lower by the following amounts:

	2001	2000	1999
Net income	($ 2.0)	($ 2.5)	($ 3.3)
Earnings per share	($0.04)	($0.06)	($0.07)

For SFAS No. 123 purposes, calculations were determined using the Black-Scholes option pricing model and the following assumptions:

	2001	2000	1999
Dividend yield	<1%	<1%	<1%
Expected volatility	20%	20%	20%
Expected life (years)	7.5	7.5	7.5
Risk free interest rates:			
Low	4.8%	6.1%	5.0%
High	5.1%	6.4%	5.9%

K. INCOME TAXES

The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Consolidated Income Statement (in millions).

	2001	2000	1999
Earnings before income taxes:			
Operating	$59.9	$81.1	$92.0
Equity in losses of affiliate	-	(9.5)	(3.0)
Cumulative effect of accounting changes	(8.4)	1.2	(7.2)
Earnings before income taxes	$51.5	$72.8	$81.8
Tax computed at statutory rate	$18.0	$25.5	$28.6
Effect of:			
Reduction of valuation allowance	-	(7.0)	(5.3)
Foreign operations	(3.3)	-	-
Other, net	(0.4)	(0.4)	(0.3)
Total provision (all current)	14.3	18.1	23.0
Amounts applicable to losses of affiliate	-	3.3	1.0
Amounts applicable to accounting changes	2.9	(0.4)	2.5
Provision for income tax as shown in Consolidated Income Statement	$17.2	$21.0	$26.5

Included in its consolidated tax provision is tax expense of $0.4 million, $3.4 million and $3.2 million in 2001, 2000 and 1999, respectively, related to GAFRI's operations in Puerto Rico.

The significant components of deferred tax assets and liabilities, excluding the effects of unrealized gains and losses on marketable securities, included in the Consolidated Balance Sheet were as follows (in millions):

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$29.2	$37.7
Accrued expenses	16.6	14.0
Investment securities, including affiliate	71.2	42.7
Valuation allowance for deferred tax assets	(20.4)	(20.4)
Deferred tax liabilities:		
Unamortized insurance acquisition costs	(160.4)	(144.4)
Policyholder liabilities	1.4	(15.0)
Capitalized assets	9.1	(0.6)

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the needs for a valuation allowance include: (i) applicable statutory carryforward periods and (ii) the likelihood of generating larger amounts of taxable income in the future. The likelihood of realizing this asset is reviewed periodically.

At December 31, 2001, GAFRI had net operating loss carryforwards for federal income tax purposes of approximately $84 million which are scheduled to expire from 2003 through 2020.

L. LEASES

Future minimum lease payments, net of sublease revenues, under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2001 are payable as follows: 2002 - $6.9 million; 2003 - $6.9 million; 2004 - $7.8 million; 2005 - $3.9 million; 2006 - $2.9 million; 2007 and beyond - $2.0 million.

Rental expense for operating leases, net of sublease revenues, was $5.5 million in 2001, $6.0 million in 2000 and $5.6 million in 1999.

M. EARNINGS PER SHARE

The number of common shares outstanding used in calculating diluted earnings per share in both 2001 and 2000 include 0.4 million shares and in 1999 include 0.6 million shares, for the effect of the assumed exercise of GAFRI's stock options.

N. CONTINGENCIES

In March 2000, a jury in Dallas, Texas, returned a verdict against GALIC with total damages of $11.2 million in a lawsuit brought by two former agents of GALIC. The former agents had alleged that their agency agreement with GALIC had been wrongfully terminated. The Company believes that the verdict was contrary to both the facts and the law and expects to prevail on appeal. Oral arguments on the appeal were heard in November 2001 and a decision is expected in 2002. The ultimate outcome of this case will not have a material adverse impact on the financial condition of the Company.

The Company is continuing its clean-up activities at certain of its former manufacturing operations and third-party sites, in some cases in accordance with consent agreements with federal and state environmental agencies. Changes in regulatory standards and further investigations could affect estimated costs in the future. Management believes that reserves recorded are sufficient to satisfy the known liabilities and that the ultimate cost will not, individually, or in the aggregate, have a material adverse effect on the financial condition or results of operations of GAFRI. At December 31, 2001, based on prior costs and discussions with independent environmental consultants, the Company believes the remaining aggregate cost of environmental work at all sites for which it has responsibility will range from $5 million to $23 million. The Company's reserve for environmental costs was $5.2 million at December 31, 2001, and $4.6 million at December 31, 2000.

O. STATUTORY INFORMATION; RESTRICTIONS ON TRANSFERS OF FUNDS AND ASSETS OF SUBSIDIARIES

Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Certain statutory amounts for GALIC, GAFRI's primary insurance subsidiary, were as follows (in millions):

	2001	2000	1999
Capital and surplus	$388.4	$362.5	$403.8
Asset valuation reserve	76.9	75.6	66.5
Interest maintenance reserve	11.0	3.3	9.8
Pretax income from operations	$131.5	$ 78.0	$ 42.4
Net income from operations	97.6	55.2	33.8
Net income	25.2	52.1	34.6

In January 2001, GAFRI's insurance subsidiaries adopted the codification of statutory accounting principles. The cumulative effect of these changes at adoption was not material.

Dividends, which can be paid by GAFRI's insurance subsidiaries without prior approval of regulatory authorities, are subject to restrictions relating to capital and surplus and statutory net income. Based on capital and surplus at December 31, 2001, GALIC and GA Life of Puerto Rico may pay $38.8 million and $24.6 million, respectively, in dividends in 2002 without prior approval. In 2001, GALIC paid $18.0 million in dividends and GAFRI made capital contributions to GALIC of $27.5 million.

Effective December 31, 2001, Loyal entered into a reinsurance treaty, whereby a substantial portion of its life insurance was ceded to an unaffiliated company.

Securities owned by insurance subsidiaries having a carrying value of about $106 million at December 31, 2001, were on deposit as required by regulatory authorities.

P. ADDITIONAL INFORMATION

Related Party Transactions In September 2000, GAFRI's minority ownership in a company engaged in the production of ethanol was repurchased by that company for $7.5 million in cash and $21.9 million liquidation value of non-voting redeemable preferred stock. GAFRI recorded a pretax gain of $27.2 million on the transaction. Following the repurchase, GAFRI's Chairman beneficially owned 100% of the ethanol company. In December 2000, the ethanol company retired $3 million of the preferred stock at liquidation value plus accrued dividends and issued an $18.9 million subordinated note in exchange for the remaining preferred stock. The outstanding balance of the subordinated note at December 31, 2001, was $12.9 million. The subordinated note bears interest at 12-1/4% with scheduled repayments through 2005.

GAFRI has a line of credit with a company owned by AFG and brothers of GAFRI's Chairman. Under the agreement, which matures in March 2003, this company may borrow up to $8 million at 13%. At December 31, 2001 and 2000, $6.4 million and $8.0 million, respectively, was due under the credit line.

Other income includes approximately $0.4 million in 2001 and approximately $1 million in 2000, and 1999 of payments from a subsidiary of AFG for the rental of an office building owned by GALIC. This building was sold in 2001 to an unaffiliated party.

In order to take advantage of operational efficiencies, GAFRI shares certain IT services with AFG. GAFRI made approximately $7 million and $8 million in payments to AFG for such services in 2001 and 2000, respectively.

Fair Value of Financial Instruments The following table shows the carrying value and estimated fair value of GAFRI's financial instruments at December 31 (in millions):

	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets				
Fixed maturity investments	$6,431.1	$6,431.1	$6,117.1	$6,117.1
Equity securities	59.0	59.0	67.9	67.9
Liabilities				
Annuity benefits accumulated	$5,832.1	$5,658.6	$5,543.7	$5,425.9
Notes payable	223.0	216.3	151.9	143.4
Trust preferred securities	$ 142.9	$ 143.4	$ 217.9	$ 211.2
Stockholders' equity	$ 748.8	$ 794.1	$ 671.7	$ 809.0

When available, fair values are based on prices quoted in the most active market for each security, including GAFRI Common Stock. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, fair value of comparable securities or similar methods. The fair value of short-term investments, mortgage loans on real estate and policy loans approximate their carrying value. The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders' cash surrender amount. Fair value of stockholders' equity is based on the quoted market price of GAFRI's Common Stock.

Unrealized Gains on Marketable Securities, Net In addition to adjusting equity securities considered available for sale to fair value, SFAS 115 requires that certain other balance sheet amounts be adjusted to the extent that unrealized gains and losses from securities would result in adjustments had these gains or losses actually been realized. The components of the Consolidated Balance Sheet caption "Unrealized gains on marketable securities, net" in stockholders' equity are summarized as follows (in millions):

	Unadjusted Asset (Liability)	Effect of SFAS 115	Adjusted Asset (Liability)
2001			
Fixed maturities	$6,302.1	$129.0	$6,431.1
Equity securities	37.8	21.2	59.0
Unamortized insurance acquisition costs, net	565.1	(9.0)	556.1
Annuity benefits accumulated	(5,827.9)	(4.2)	(5,832.1)
Deferred taxes on unrealized gains	-	(47.2)	(47.2)
Unrealized gains		$ 89.8	
2000			
Fixed maturities	$6,088.0	$29.1	$6,117.1
Equity securities	30.5	37.4	67.9
Unamortized insurance acquisition costs, net	487.9	-	487.9
Annuity benefits accumulated	(5,543.7)	-	(5,543.7)
Deferred taxes on unrealized losses	-	(22.6)	(22.6)
Unrealized gains		$43.9	

Pension Plan The Company has a defined benefit pension plan (the "Plan") covering former U.S. employees of its discontinued manufacturing operations. Pension benefits are based upon past service with the Company and compensation levels. Contributions are made by the Company in amounts necessary to satisfy requirements of ERISA.

Realignment Expenses In 1999, GAFRI recorded a $10 million charge for expenses related to realignment within the Company's operating units. Included in this charge were: (i) $6 million related to the abandonment and accelerated write-off of computer operating systems, (ii) $3 million associated with the elimination of redundant positions and (iii) $1 million representing a liability for future years' rent expense for non-cancelable leased office space that would not be occupied by GAFRI employees during the remaining lease term.

Accident and Health Reserves The following table provides an analysis of changes in the liability for unpaid claims included in GAFRI's accident and health reserves over the past three years on a GAAP basis (in millions):

	2001	2000	1999
Balance at beginning of period	$110.2	$ 73.9	$ 9.4
Provision for benefits occurring in the current year	134.7	103.4	15.0
Net increase (decrease) in provision for benefits of prior years	0.9	1.6	(1.9)
Total benefits incurred	135.6	105.0	13.1
Payments for losses of:			
Current year	(91.3)	(52.9)	(7.5)
Prior years	(61.3)	(31.1)	(5.1)
Total payments	(152.6)	(84.0)	(12.6)
Reserves of businesses acquired	3.4	15.3	64.0
Gross unpaid accident and health claims included in life, accident and health reserves in the Balance Sheet	$ 96.6	$110.2	$ 73.9

Condensed Consolidating Information GAFRI has guaranteed all of the outstanding debt of AAG Holding and the preferred securities of the Trusts. Condensed consolidating financial statements for GAFRI are as follows:

CONDENSED CONSOLIDATING BALANCE SHEET
(In millions)

DECEMBER 31, 2001	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Assets						
Cash and investments	$ 11.4	$ -	$ -	$6,956.8	($ 1.7)	$6,966.5
Investment in subsidiaries	689.1	1,080.6	-	1.9	(1,771.6)	-
Notes receivable from AAG Holding	102.4	-	154.6	-	(257.0)	-
Unamortized insurance acquisition costs, net	-	-	-	556.1	-	556.1
Other assets	17.2	1.4	4.7	282.2	42.7	348.2
Variable annuity assets (separate accounts)	-	-	-	529.6	-	529.6
	$820.1	$1,082.0	$159.3	$8,326.6	($1,987.6)	$8,400.4
Liabilities and Capital						
Insurance liabilities	$ -	$ -	$ -	$6,475.3	($ 4.7)	$6,470.6
Notes payable to GAFRI	-	102.4	-	0.1	(102.5)	-
Notes payable to Trusts	-	154.6	-	-	(154.6)	-
Other notes payable	1.9	221.1	-	-	-	223.0
Other liabilities	69.4	10.8	4.6	209.4	(8.7)	285.5
Variable annuity liabilities (separate accounts)	-	-	-	529.6	-	529.6
	71.3	488.9	4.6	7,214.4	(270.5)	7,508.7
Mandatorily redeemable preferred securities of subsidiary trusts	-	-	150.0	-	(7.1)	142.9
Total stockholders' equity	748.8	593.1	4.7	1,112.2	(1,710.0)	748.8
	$820.1	$1,082.0	$159.3	$8,326.6	($1,987.6)	$8,400.4

DECEMBER 31, 2000	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Assets						
Cash and investments	$ 15.6	$ -	$ -	$6,571.4	($ 1.7)	$6,585.3
Investment in subsidiaries	594.5	978.8	-	1.0	(1,574.3)	-
Notes receivable from AAG Holding	102.4	-	232.0	-	(334.4)	-
Unamortized insurance acquisition costs, net	-	-	-	487.9	-	487.9
Other assets	31.0	11.8	6.0	291.7	28.5	369.0
Variable annuity assets (separate accounts)	-	-	-	533.7	-	533.7
	$743.5	$990.6	$238.0	$7,885.7	($1,881.9)	$7,975.9
Liabilities and Capital						
Insurance liabilities	$ -	$ -	$ -	$6,147.8	($ 4.7)	$6,143.1
Notes payable to GAFRI	-	102.4	-	0.1	(102.5)	-
Notes payable to Trusts	-	232.0	-	-	(232.0)	-
Other notes payable	2.0	148.5	-	1.4	-	151.9
Other liabilities	69.8	-	6.1	208.8	(27.1)	257.6
Variable annuity liabilities (separate accounts)	-	-	-	533.7	-	533.7
	71.8	482.9	6.1	6,891.8	(366.3)	7,086.3
Mandatorily redeemable preferred securities of subsidiary trusts	-	-	225.0	-	(7.1)	217.9
Total stockholders' equity	671.7	507.7	6.9	993.9	(1,508.5)	671.7
	$743.5	$990.6	$238.0	$7,885.7	($1,881.9)	$7,975.9

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
(In millions)

YEAR ENDED DECEMBER 31, 2001	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Revenues:						
Life, accident and health premiums	$ -	$ -	$ -	$280.1	$ -	$280.1
Net investment income and other revenue	25.6	-	-	544.6	(20.2)	550.0
Interest income on AAG Holding notes	-	-	18.2	-	(18.2)	-
Equity in earnings of subsidiaries	51.7	89.0	-	-	(140.7)	-
	77.3	89.0	18.2	824.7	(179.1)	830.1
Costs and Expenses:						
Insurance benefits and expenses	-	-	-	587.0	-	587.0
Interest expense on AAG Holding notes	-	18.2	-	-	(18.2)	-
Other interest and debt expenses	0.1	20.4	-	0.1	7.3	27.9
Other expenses	17.3	8.8	-	139.0	(9.8)	155.3
	17.4	47.4	-	726.1	(20.7)	770.2
Earnings before income taxes	59.9	41.6	18.2	98.6	(158.4)	59.9
Provision for income taxes	17.2	13.9	-	28.8	(42.7)	17.2
Net operating earnings	42.7	27.7	18.2	69.8	(115.7)	42.7
Accounting change, net	(5.5)	-	-	(5.5)	5.5	(5.5)
Net income	$ 37.2	$ 27.7	$ 18.2	$ 64.3	($110.2)	$ 37.2

YEAR ENDED DECEMBER 31, 2000	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Revenues:						
Life, accident and health premiums	$ -	$ -	$ -	$230.4	$ -	$230.4
Net investment income and other revenue	58.9	-	-	557.2	(22.2)	593.9
Interest income on AAG Holding notes	-	-	19.6	-	(19.6)	-
Equity in earnings of subsidiaries	41.2	85.7	-	-	(126.9)	-
	100.1	85.7	19.6	787.6	(168.7)	824.3
Costs and Expenses:						
Insurance benefits and expenses	-	-	-	530.6	-	530.6
Interest expense on AAG Holding notes	-	19.6	-	-	(19.6)	-
Other interest and debt expenses	0.1	23.4	-	0.1	8.6	32.2
Other expenses	18.9	13.9	-	159.7	(12.1)	180.4
	19.0	56.9	-	690.4	(23.1)	743.2
Earnings before income taxes	81.1	28.8	19.6	97.2	(145.6)	81.1
Provision for income taxes	21.0	9.3	-	30.5	(39.8)	21.0
Net operating earnings	60.1	19.5	19.6	66.7	(105.8)	60.1
Equity in losses of affiliate, net	(6.2)	-	-	-	-	(6.2)
Income before accounting change	53.9	19.5	19.6	66.7	(105.8)	53.9
Accounting change, net	0.8	-	-	0.8	(0.8)	0.8
Net income	$ 54.7	$ 19.5	$ 19.6	$ 67.5	($106.6)	$ 54.7

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
(In millions)

YEAR ENDED DECEMBER 31, 1999	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Revenues:						
Life, accident and health premiums	$ -	$ -	$ -	$119.1	$ -	$119.1
Net investment income and other revenue	34.6	-	-	526.0	(18.2)	542.4
Interest income on AAG Holding notes	-	-	19.6	-	(19.6)	-
Equity in earnings of subsidiaries	71.6	109.9	-	-	(181.5)	-
	106.2	109.9	19.6	645.1	(219.3)	661.5
Costs and Expenses:						
Insurance benefits and expenses	-	-	-	394.0	-	394.0
Interest expense on AAG Holding notes	-	19.6	-	-	(19.6)	-
Other interest and debt expenses	0.1	21.5	-	0.3	8.6	30.5
Other expenses	14.1	9.4	-	131.4	(9.9)	145.0
	14.2	50.5	-	525.7	(20.9)	569.5
Earnings before income taxes	92.0	59.4	19.6	119.4	(198.4)	92.0
Provision for income taxes	26.5	19.9	-	39.8	(59.7)	26.5
Net operating earnings	65.5	39.5	19.6	79.6	(138.7)	65.5
Equity in losses of affiliate, net	(2.0)	-	-	-	-	(2.0)
Income before accounting change	63.5	39.5	19.6	79.6	(138.7)	63.5
Accounting change, net	(4.7)	(3.4)	-	(1.0)	4.4	(4.7)
Net income	$ 58.8	$36.1	$19.6	$ 78.6	($134.3)	$ 58.8

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
(In millions)

	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Cash Flows from Operating Activities:						
Net income	$37.2	$27.7	$18.2	$ 64.3	($110.2)	$ 37.2
Adjustments:						
Cumulative effect of accounting change	5.5	-	-	5.5	(5.5)	5.5
Equity in net earnings of subsidiaries and affiliates	(37.5)	(60.2)	-	-	97.7	-
Increase in life, accident and health reserves	-	-	-	58.0	-	58.0
Benefits to annuity policyholders	-	-	-	294.7	-	294.7
Amortization of insurance acquisition costs	-	-	-	79.3	-	79.3
Depreciation and amortization	0.7	4.9	-	6.8	-	12.4
Realized (gains) losses	3.3	-	-	48.3	-	51.6
Increase in insurance acquisition costs	-	-	-	(137.7)	-	(137.7)
Other, net	10.1	9.3	-	(35.1)	(35.2)	(50.9)
	19.3	(18.3)	18.2	384.1	(53.2)	350.1
Cash Flows from Investing Activities:						
Purchases of investments and other assets	(6.4)	-	-	(1,731.4)	-	(1,737.8)
Maturities and redemptions of fixed investments	-	-	-	582.0	-	582.0
Sales of investments and other assets	7.7	-	-	893.0	-	900.7
Decrease in intercompany notes receivable	1.5	-	-	-	(1.5)	-
Decrease in policy loans	-	-	-	2.2	-	2.2
	2.8	-	-	(254.2)	(1.5)	(252.9)
Cash Flows from Financing Activities:						
Fixed annuity receipts	-	-	-	616.6	-	616.6
Annuity surrenders, benefits and withdrawals	-	-	-	(622.5)	-	(622.5)
Net transfers to variable annuity assets	-	-	-	(0.4)	-	(0.4)
Additions to notes payable	0.1	87.4	-	-	-	87.5
Reductions of notes payable	(0.2)	(14.8)	-	(1.4)	-	(16.4)
Issuance of Common Stock	1.4	-	-	-	-	1.4
Capital contribution from parent (to subsidiary)	(20.7)	20.7	-	(36.5)	36.5	-
Retirement of Common Stock	(0.8)	-	-	-	-	(0.8)
Repurchase of trust preferred securities	-	(75.0)	-	-	-	(75.0)
Trust dividend requirements	-	-	(18.2)	-	18.2	-
Cash dividends paid	(4.2)	-	-	-	-	(4.2)
	(24.4)	18.3	(18.2)	(44.2)	54.7	(13.8)
Net increase (decrease) in cash and short-term investments	(2.3)	-	-	85.7	-	83.4
Beginning cash and short-term investments	3.2	-	-	84.3	-	87.5
Ending cash and short-term investments	$ 0.9	$ -	$ -	$ 170.0	$ -	$ 170.9

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2000
(In millions)

	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Cash Flows from Operating Activities:						
Net income	$54.7	$19.5	$19.6	$ 67.5	($106.6)	$ 54.7
Adjustments:						
Cumulative effect of accounting change	(0.8)	-	-	(0.8)	0.8	(0.8)
Equity in net earnings of subsidiaries and affiliates	(18.7)	(59.2)	-	-	84.1	6.2
Increase in life, accident and health reserves	-	-	-	78.8	-	78.8
Benefits to annuity policyholders	-	-	-	293.1	-	293.1
Amortization of insurance acquisition costs	-	-	-	62.3	-	62.3
Depreciation and amortization	0.9	7.8	-	(2.0)	-	6.7
Realized (gains) losses (a)	(27.6)	-	-	19.8	-	(7.8)
Increase in insurance acquisition costs	-	-	-	(146.7)	-	(146.7)
Other, net	6.1	(29.0)	-	(30.9)	20.7	(33.1)
	14.6	(60.9)	19.6	341.1	(1.0)	313.4
Cash Flows from Investing Activities:						
Purchases of investments and other assets	(2.5)	-	-	(818.1)	-	(820.6)
Maturities and redemptions of fixed investments	0.6	-	-	391.8	-	392.4
Sales of investments and other assets	56.3	-	-	385.0	(20.4)	420.9
Decrease in intercompany notes receivable	(0.3)	-	-	-	0.3	-
Decrease in policy loans	-	-	-	3.7	-	3.7
	54.1	-	-	(37.6)	(20.1)	(3.6)
Cash Flows from Financing Activities:						
Fixed annuity receipts	-	-	-	496.8	-	496.8
Annuity surrenders, benefits and withdrawals	-	-	-	(731.9)	-	(731.9)
Net transfers to variable annuity assets	-	-	-	(50.5)	-	(50.5)
Additions to notes payable	0.1	-	-	9.5	-	9.6
Reductions of notes payable	(0.3)	-	-	(58.7)	-	(59.0)
Issuance of Common Stock	1.1	-	-	-	-	1.1
Capital contribution from parent (to subsidiary)	(60.9)	60.9	-	(1.5)	1.5	-
Retirement of Common Stock	(2.4)	-	-	-	-	(2.4)
Repurchase of trust preferred securities	-	-	-	(1.4)	-	(1.4)
Trust dividend requirements	-	-	(19.6)	-	19.6	-
Cash dividends paid	(4.2)	-	-	-	-	(4.2)
	(66.6)	60.9	(19.6)	(337.7)	21.1	(341.9)
Net increase (decrease) in cash and short-term investments	2.1	-	-	(34.2)	-	(32.1)
Beginning cash and short-term investments	1.1	-	-	118.5	-	119.6
Ending cash and short-term investments	$ 3.2	$ -	$ -	$ 84.3	$ -	$ 87.5

(a) Included in the GAFRI column is a ($27.2) million gain on the redemption of minority ownership by related party.

GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1999
(In millions)

	GAFRI	AAG HOLDING	TOTAL TRUSTS	ALL OTHER SUBS	CONS ENTRIES	CONS
Cash Flows from Operating Activities:						
Net income	$58.8	$36.1	$19.6	$ 78.6	($134.3)	$ 58.8
Adjustments:						
Cumulative effect of accounting change	4.7	3.4	-	1.0	(4.4)	4.7
Equity in net earnings of subsidiaries and affiliates	(44.2)	(70.3)	-	-	116.5	2.0
Increase in life, accident and health reserves	-	-	-	39.3	-	39.3
Benefits to annuity policyholders	-	-	-	262.6	-	262.6
Amortization of insurance acquisition costs	-	-	-	45.0	-	45.0
Depreciation and amortization	1.0	4.0	-	2.2	-	7.2
Realized (gains) losses	(1.7)	-	-	8.8	-	7.1
Increase in insurance acquisition costs	-	-	-	(119.4)	-	(119.4)
Other, net	(1.3)	(50.4)	-	56.0	13.9	18.2
	17.3	(77.2)	19.6	374.1	(8.3)	325.5
Cash Flows from Investing Activities:						
Purchases of investments and other assets	(47.6)	-	-	(1,438.8)	-	(1,486.4)
Purchase of subsidiaries	(22.2)	-	-	(40.4)	-	(62.6)
Maturities and redemptions of fixed investments	3.9	-	-	613.7	-	617.6
Sales of investments and other assets	55.3	-	-	748.7	-	804.0
Decrease in intercompany notes receivable	11.3	-	-	-	(11.3)	-
Decrease in policy loans	-	-	-	3.8	-	3.8
	0.7	-	-	(113.0)	(11.3)	(123.6)
Cash Flows from Financing Activities:						
Fixed annuity receipts	-	-	-	446.4	-	446.4
Annuity surrenders, benefits and withdrawals	-	-	-	(698.2)	-	(698.2)
Net transfers to variable annuity assets	-	-	-	(19.5)	-	(19.5)
Additions to notes payable	1.1	70.0	-	-	-	71.1
Reductions of notes payable	(0.1)	-	-	(0.7)	-	(0.8)
Issuance of Common Stock	0.6	-	-	-	-	0.6
Capital contribution from parent (to subsidiary)	(7.2)	7.2	-	-	-	-
Retirement of Common Stock	(5.2)	-	-	-	-	(5.2)
Repurchase of trust preferred securities	(5.5)	-	-	-	-	(5.5)
Trust dividend requirements	-	-	(19.6)	-	19.6	-
Cash dividends paid	(4.2)	-	-	-	-	(4.2)
	(20.5)	77.2	(19.6)	(272.0)	19.6	(215.3)
Net decrease in cash and short-term investments	(2.5)	-	-	(10.9)	-	(13.4)
Beginning cash and short-term investments	3.6	-	-	129.4	-	133.0
Ending cash and short-term investments	$ 1.1	$ -	$ -	$118.5	$ -	$119.6

Q. QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly results necessarily rely heavily on estimates. These estimates and certain other factors, such as the seasonal nature of the Company's hotel operations and the discretionary sales of assets, cause the quarterly results not to be necessarily indicative of results for longer periods of time. The following table represents quarterly results of operations for the years ended December 31, 2001 and 2000 (in millions, except per share data).

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Realized losses	($ 1.8)	($ 22.7)	($ 1.3)	($25.8)	($ 51.6)
Total revenues	217.0	196.6	222.3	194.2	830.1
Income before accounting changes	17.9	5.6	18.4	0.8	42.7
Accounting changes	-	(5.5)	-	-	(5.5)
Net income	17.9	0.1	18.4	0.8	37.2
Basic earnings (loss) per common share:					
Income before accounting changes	$0.42	$0.13	$0.43	$0.02	$1.01
Accounting changes	-	(0.13)	-	-	(0.13)
Net income	$0.42	$ -	$0.43	$0.02	$0.88
Diluted earnings (loss) per common share:					
Income before accounting changes	$0.42	$0.13	$0.43	$0.02	$1.00
Accounting changes	-	(0.13)	-	-	(0.13)
Net income	$0.42	$ -	$0.43	$0.02	$0.87
Average common shares outstanding					
Basic	42.3	42.3	42.3	42.3	42.3
Diluted	42.8	42.7	42.7	42.7	42.7
2000					
Realized gains (losses)	($ 2.9)	($ 0.8)	$ 18.5 (b)	($ 7.0)	($ 19.4)
Total revenues	187.0	195.9	236.2	205.2	824.3
Income (loss) before accounting changes	17.4	(1.9)(a)	30.5	7.9	53.9
Accounting changes	-	-	-	0.8	0.8
Net income (loss)	17.4	(1.9)(a)	30.5	8.7	54.7
Basic earnings (loss) per common share:					
Income before accounting changes	$0.41	($0.04)(a)	$0.72	$ 0.18	$ 1.27
Accounting changes	-	-	-	0.02	0.02
Net income (loss)	$0.41	($0.04)(a)	$0.72	$ 0.20	$ 1.29
Diluted earnings (loss) per common share:					
Income before accounting changes	$0.41	($0.05)(a)	$0.72	$0.18	$1.26
Accounting changes	-	-	-	0.02	0.02
Net income (loss)	$0.41	($0.05)(a)	$0.72	$0.20	$1.28
Average common shares outstanding					
Basic	42.4	42.3	42.3	42.3	42.3
Diluted	42.6	42.6	42.8	42.8	42.7

(a) In the second quarter of 2000, GAFRI recorded $21.1 million (after-tax) in litigation charges. Excluding these charges, second quarter 2000 basic and diluted earnings per share would have been $0.50 higher.

(b) Includes $27.2 million gain on the redemption of minority ownership by related party.

Quarterly earnings per share may not add to year-to-date amounts due to changes in shares outstanding.

R. SUBSEQUENT EVENT (Unaudited)

On March 14, 2002, GAFRI reached an agreement to acquire Manhattan National Life Insurance Company ("MNL") from a subsidiary of Conseco, Inc. for $48.5 million in cash. GAFRI expects to close on this transaction in the second quarter of 2002 and to fund this acquisition with cash on hand and through reinsurance of up to 90% of the business in force. While MNL is not currently writing new policies, the company reported over $43 million of statutory renewal premiums in 2001. MNL has approximately 90,000 policies in force (primarily term life) representing over $12 billion in face amount of insurance. Following is a summary of certain statutory information for MNL at December 31, 2001 (in millions):

Total Assets	$297.8
Capital and Surplus	23.1
Asset Valuation Reserve	0.4
Interest Maintenance Reserve	1.2

Business Summary

Introduction

Great American Financial Resources, Inc. ("GAFRI" or "the Company"), which was incorporated as a Delaware corporation in 1987, is an 83%-owned subsidiary of American Financial Group, Inc. ("AFG"). GAFRI is a holding company, which markets retirement products, primarily fixed and variable annuities, and various forms of life and supplemental health insurance through its subsidiaries listed below. GAFRI and its insurance subsidiaries employ approximately 1,900 people, including approximately 500 company-employed agents in Puerto Rico.

Subsidiary	Year acquired
Great American Life Insurance Company ("GALIC")	1992
Annuity Investors Life Insurance Company ("AILIC")	1994
Loyal American Life Insurance Company ("Loyal")	1995
Great American Life Assurance Company of Puerto Rico ("GAPR")	1997
United Teacher Associates Insurance Company ("UTA")	1999

Acquisitions in recent years have supplemented GAFRI's internal growth as the assets of the holding company and its operating subsidiaries have increased from $4.5 billion at the end of 1992 to more than $8.4 billion at the end of 2001. Premiums over the last five years were as follows (in millions):

	Premiums(1)				
	2001	2000	1999	1998	1997
Life and Annuity Group					
Annuity(2)	$ 750	$ 746	$588	$521	$489
Life	61	52	42	19	3
Supplemental Insurance	194	158	35	37	39
GA Life of Puerto Rico	56	52	49	48	-
	$1,061	$1,008	$714	$625	$531

(1) Table does not include premiums of subsidiaries or divisions until their first full year following acquisition or formation. All periods exclude premiums of subsidiaries sold.

(2) Includes UTA annuities of $30 million and $19 million in 2001 and 2000, respectively.

Market for Registrant's Common Equity and Related Stockholder Matters

GAFRI's Common Stock is listed and traded principally on the New York Stock Exchangé ("NYSE") under the symbol GFR. On March 1, 2002, there were approximately 5,500 holders of record of Common Stock. The following table sets forth the range of high and low sales prices for the Common Stock on the NYSE Composite Tape.

	2001		2000	
	High	Low	High	Low
First quarter	$19.94	$17.90	$17.94	$14.94
Second quarter	18.05	16.59	18.00	15.00
Third quarter	19.49	16.95	20.63	17.00
Fourth quarter	19.25	17.05	19.13	17.50

The Company paid annual common dividends of $.10 per share in 2001 and 2000. Although no future dividend policy has been determined, management believes the Company will continue to have the capability to pay similar dividend amounts.

At March 1, 2002, approximately 83% of GAFRI's Common Stock was beneficially owned by AFG.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Please refer to "Forward-Looking Statements" following the table of contents in front of this document.

General

Following is a discussion and analysis of the financial statements and other statistical data that management believes will enhance the understanding of the financial condition and results of operations of Great American Financial Resources, Inc. ("GAFRI" or "the Company"). This discussion should be read in conjunction with the financial statements beginning on page F-1.

GAFRI and its subsidiary, AAG Holding Company, Inc., are organized as holding companies with nearly all of their operations being conducted by their subsidiaries. These companies, however, have continuing expenditures for administrative expenses, corporate services and for the payment of interest and principal on borrowings and stockholder dividends.

Liquidity and Capital Resources

Ratios GAFRI's consolidated debt to capital ratio was 22% and 23% in 2001 and 2000, respectively. For purposes of the calculations of consolidated debt to capital, consolidated debt includes the Company's notes payable, and in 2000 its Remarketed Par Securities ("ROPES"), which were redeemed in September 2001. Capital represents the sum of consolidated debt, redeemable preferred securities of subsidiary trusts and stockholders' equity (excluding unrealized gains (losses) on marketable securities).

The National Association of Insurance Commissioners' ("NAIC") risk-based capital ("RBC") formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2001, the capital ratio of GAFRI's principal insurance subsidiary was 5.9 times its authorized control level RBC.

Sources and Uses of Funds To pay interest and principal on borrowings and other holding company costs, GAFRI (parent) and AAG Holding use cash and investments on hand, capital distributions from their principal subsidiary, Great American Life Insurance Company ("GALIC") and bank borrowings. Capital distributions from GAFRI's insurance subsidiaries are subject to restrictions relating to statutory surplus and earnings. The maximum amount of dividends payable by GALIC and GA Life of Puerto Rico in 2002 without prior regulatory approval is $38.8 million and $24.6 million, respectively. In 2001, GALIC paid $18.0 million in dividends and GAFRI made capital contributions to GALIC of $27.5 million.

In 2001, GAFRI used borrowings under its bank credit line to redeem $75 million of its ROPES at par.

In the third quarter of 2000, GAFRI paid down approximately $50 million of its bank credit line. In January 2001, the Company replaced its existing agreement with a $155 million unsecured credit agreement, which matures at December 31, 2004. At March 1, 2002, GAFRI had over $33 million available under its bank credit line.

During 1999, GAFRI and its subsidiaries used bank borrowings and cash on hand to make acquisitions totaling approximately $130 million and to repurchase $5 million of its preferred securities and $5 million of Common Stock.

Based upon the current level of operations and anticipated growth, GAFRI believes that it will have sufficient resources to meet its liquidity requirements.

2002 Acquisition On March 14, 2002, GAFRI reached an agreement to acquire Manhattan National Life Insurance Company ("MNL") from a subsidiary of Conseco, Inc. for $48.5 million in cash. GAFRI expects to close on this transaction in the second quarter of 2002 and to fund this acquisition with cash on hand and through reinsurance of up to 90% of the business in force. While MNL is not currently writing new policies, the company reported over $43 million of statutory renewal premiums in 2001. MNL has approximately 90,000 policies in force (primarily term life) representing over $12 billion in face amount of insurance. Following is a summary of certain statutory information for MNL at December 31, 2001 (in millions):

Total Assets	$297.8
Capital and Surplus	23.1
Asset Valuation Reserve	0.4
Interest Maintenance Reserve	1.2

Investments Insurance laws restrict the types and amounts of investments which are permissible for life insurers. These restrictions are designed to ensure the safety and liquidity of insurers' investment portfolios.

GAFRI invests primarily in fixed income investments which, including loans and short-term investments, comprised 98% of its investment portfolio at December 31, 2001. GAFRI generally invests in securities having intermediate-term maturities with an objective of optimizing interest yields while maintaining an appropriate relationship of maturities between GAFRI's assets and expected liabilities.

The NAIC assigns quality ratings to publicly traded as well as privately placed securities. At December 31, 2001, 93% of GAFRI's fixed maturity portfolio was comprised of investment grade bonds (NAIC rating of "1" or "2"). Management believes that the high credit quality of GAFRI's investment portfolio should generate a stable and predictable investment return.

At December 31, 2001, GAFRI's mortgage-backed securities ("MBSs") portfolio represented approximately one-third of its fixed maturity investments. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of the lower current rates. As a result, holders of MBSs may receive prepayments on their securities which cannot be reinvested at an interest rate comparable to the rate on the prepaid MBSs. The majority of MBSs held by GAFRI were purchased at a discount. Management believes that the discounted nature of the MBSs will reduce the effect of prepayments on earnings over the anticipated life of the MBS portfolio.

Approximately 90% of GAFRI's MBSs are rated "AAA" with substantially all being investment grade quality. The market in which these securities trade is highly liquid. Aside from interest rate risk, GAFRI does not believe a material risk (relative to earnings or liquidity) is inherent in holding such investments.

At December 31, 2001, GAFRI had a net unrealized gain on its fixed maturity investments of $129.0 million (before income taxes) consisting of $204.3 million in gross unrealized gains and $75.3 million in gross unrealized losses. At that same date, GAFRI also had a net unrealized gain on equity securities of $21.2 million consisting of $23.4 million in gross unrealized gains and $2.2 million in gross unrealized losses. Individual portfolio securities are sold creating gains or losses as market opportunities exist.

When a decline in the value of a specific investment is considered to be "other than temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced.

The determination of whether unrealized losses are "other than temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include:

(a) whether the unrealized loss is credit-driven or a result of changes in market interest rates,
(b) the extent to which market value is less than cost basis,
(c) historical operating, balance sheet and cash flow data contained in issuer SEC filings,
(d) issuer news releases,
(e) near-term prospects for improvement in the issuer and/or its industry,
(f) industry research and communications with industry specialists,
(g) third party research and credit rating reports,
(h) internally generated financial models and forecasts,
(i) discussions with issuer management, and
(j) ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The $75.3 million in gross unrealized losses on fixed maturities at December 31, 2001, represents unrealized losses on nearly 300 positions. None of the individual losses exceeds $4 million and only five have unrealized losses exceeding $2 million. All of the securities with unrealized losses are current in payment of principal and interest.

Based on its analysis of the factors enumerated above, management believes (i) the issuers of these securities will continue to meet their obligations and (ii) that GAFRI has the ability and intent to hold the securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required.

Net realized gains (losses) on investments sold and charges for "other than temporary" impairment on investments held were as follows (in millions):

	Net Realized Gains(Losses) on Sales	Charges for Impairment	Other(a)	Total
2001	$19.1	($77.0)(b)	$6.3	($51.6)
2000	21.0	(14.3)	1.1	7.8
1999	(0.6)	(8.6)	2.1	(7.1)
1998	11.6	(5.9)	(1.7)	4.0
1997	9.7	(2.5)	(2.0)	5.2

(a) Includes adjustments to carry derivatives at market and to reflect the impact of realized gains and losses on the amortization of deferred policy acquisition costs.
(b) Does not include $8.4 million writedown of certain collateralized debt obligation, which was recorded as the cumulative effect of an adoption of an accounting change at April 1, 2001.

Increased impairment charges in recent years reflect a rise in corporate defaults in the marketplace resulting from the weakened economy.

Uncertainties

Litigation In March 2000, a jury in Dallas, Texas, returned a verdict against GALIC with total damages of $11.2 million in a lawsuit brought by two former agents of GALIC. The Company believes that the verdict was contrary to both the facts and the law and expects to prevail on appeal. A decision on the Company's appeal is expected in 2002. The ultimate outcome of this case will not have a material adverse impact on the financial condition of the Company.

Exposure to Market Risk Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. GAFRI's exposures to market risk relate primarily to its fixed maturity investment portfolio and annuity contracts which are exposed to interest rate risk and, to a lesser extent, equity price risk. In addition, a portion of GAFRI's long-term debt is also exposed to interest rate risk.

Fixed Maturity Portfolio The fair value of GAFRI's fixed maturity portfolio is directly impacted by changes in market interest rates. GAFRI's fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates. GAFRI's portfolio is managed with an attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. GAFRI attempts to align the duration of invested assets to the projected cash flows of policyholder liabilities.

The following table provides information about GAFRI's fixed maturity investments at December 31, 2001 and 2000, that are sensitive to interest rate risk. These tables show (dollars in millions) principal cash flows and related weighted-average interest rates by expected maturity date for each of the five subsequent years and for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. MBSs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2001			December 31, 2000	
	Principal Cash Flows	Rate		Principal Cash Flows	Rate
2002	$ 657	8.6%	2001	$ 340	8.4%
2003	886	7.8	2002	419	7.8
2004	587	8.5	2003	823	7.7
2005	673	7.5	2004	551	8.0
2006	613	7.2	2005	688	7.9
Thereafter	2,960	7.3	Thereafter	3,330	7.5
Total	$6,376	7.6%	Total	$6,151	7.7%
Fair Value	$6,431		Fair Value	$6,117	

Annuity Contracts Substantially all of GAFRI's fixed rate annuity contracts permit GAFRI to change crediting rates (subject to minimum interest rate guarantees of 3% to 4% per annum) enabling management to react to changes in market interest rates and maintain an adequate spread. The spread could be at risk, however, if yields available on newly invested funds fell significantly from current yields and remained lower for a longer period. Projected payments in each of the next five years and for all years thereafter on GAFRI's fixed annuity liabilities at December 31 are as follows (dollars in millions):

	First	Second	Third	Fourth	Fifth	Thereafter	Total	Fair Value
2001	$750	$680	$650	$630	$610	$2,512	$5,832	$5,659
2000	$720	$710	$660	$630	$620	$2,204	$5,544	$5,426

Nearly half of GAFRI's fixed annuity liabilities at December 31, 2001, were two-tier in nature in that policyholders can receive a higher amount if they annuitize rather than surrender their policy, even if the surrender charge period has expired. Current stated crediting rates on GAFRI's principal fixed annuity products average 5% and range from 3% on equity-indexed annuities (before any equity participation) to 7% on certain new policies (including first year bonus amounts). GAFRI estimates that its effective weighted-average crediting rate over the next five years will approximate 5%. This rate reflects actuarial assumptions as to: (i) deaths; (ii) the number of policyholders who annuitize and receive higher credited amounts and (iii) the number of policyholders who surrender. Actual experience and changes in actuarial assumptions may result in different effective crediting rates than those above.

GAFRI's equity-indexed fixed annuities provide policyholders with a crediting rate tied, in part, to the performance of an existing stock market index. GAFRI attempts to mitigate the risk in the equity-based component of these products through the purchase of call options on the appropriate index. The Company's strategy is designed so that an increase in the liabilities, due to an increase in the market index, will be substantially offset by unrealized gains on the call options purchased by the Company. Under SFAS No. 133, both the equity-based component of the annuities and the related call options are considered derivatives and marked to market through current earnings as annuity benefits. Annuity benefits include charges of $0.4 million and $0.2 million in 2001 and 2000, respectively, to adjust these derivatives to year-end market values.

Debt and Preferred Securities The following table shows scheduled principal payments on fixed rate long-term debt of GAFRI and related weighted-average interest rates for the next five years and for all years thereafter (in millions):

	December 31, 2001			December 31, 2000	
	Scheduled Principal Payments	Rate		Scheduled Principal Payments	Rate
2002 through 2006	*		2001 through 2005	*	
Thereafter	$100.8	6.9%	Thereafter	$100.9	6.9%
Total	$101.9	6.8%	Total	$103.4	6.8%
Fair Value	$ 95.2		Fair Value	$ 94.9	

* Less than $1 million each year

Under the terms of the Company's bank credit facility entered into in January 2001, GAFRI and its subsidiaries have no variable-rate debt maturing until December 2004. The weighted-average interest rate on GAFRI's variable-rate debt was 2.6% at March 1, 2002, 2.9% at December 31, 2001, and 7.3% at December 31, 2000. There were $143 million and $218 million of subsidiary trust preferred securities outstanding at December 31, 2001, and 2000, respectively, none of which are scheduled for maturity or mandatory redemption during the next five years; the weighted-average interest rate on these trust securities at December 31, 2001, and 2000 was 9.1% and 8.4%, respectively.

Results of Operations

General The comparability of GAFRI's financial statements is affected by the acquisitions of subsidiaries discussed in Note C to its financial statements.

Management believes the concept of net operating earnings (or "core" earnings) is helpful in comparing the operating performance of GAFRI with that of similar companies. However, core earnings should not be considered a substitute for net income as an indication of GAFRI's overall performance. The following table (in millions, except per share amounts) compares the Company's core earnings over the past three years.

GAFRI (Consolidated):	2001	2000	1999
Revenues per income statement	$830.1	$824.3	$661.5
Exclude realized losses (gains) on:			
Investments	51.6	19.4	7.1
Redemption by related party	-	(27.2)	-
Core operating revenues	881.7	816.5	668.6
Expenses per income statement	770.2	743.2	569.5
Less litigation charges included in annuity benefits	-	(14.2)	-
Less litigation charges included in other expenses	-	(18.3)	-
Less provision for realignment expenses	-	-	(10.0)
Core operating expenses	770.2	710.7	559.5
Core operating earnings before-tax	111.5	105.8	109.1
Income tax expense	35.3	29.7	32.5
Net core operating earnings	$ 76.2	$ 76.1	$ 76.6
Net core operating earnings per common share (basic)	$ 1.80	$ 1.80	$ 1.81
Net core operating earnings per common share (diluted)	$ 1.78	$ 1.78	$ 1.78

The following table summarizes GAFRI's annuity sales (in millions).

	2001	2000	1999
Annuity Premiums:			
Single premium fixed rate annuities	$401	$277	$230
Flexible premium fixed rate annuities	151	150	153
Single premium variable annuities	107	242	158
Flexible premium variable annuities	92	78	47
	$751	$747	$588

Sales of fixed rate annuity products were up substantially in 2001 compared to 2000, and were offset by a decrease in the sale of variable annuities. Sales of variable annuity products increased in 2000 compared to 1999. Management attributes these trends to the volatile equity markets, as well as the introduction of several new fixed rate products.

Life, Accident and Health Premiums and Benefits

The following table summarizes GAFRI's life, accident and health premiums and benefits as shown in the Consolidated Income Statement (in millions).

	2001	2000	1999
Premiums			
Supplemental insurance products	$190	$152	$ 50
GA Life of Puerto Rico	54	49	47
Life products	36	29	22
	$280	$230	$119
Benefits			
Supplemental insurance products	$157	$128	$ 42
GA Life of Puerto Rico	27	24	24
Life products	29	23	20
	$213	$175	$ 86

Life, accident and health premiums and benefits increased in 2001 and 2000 due primarily to the effect of the November 2000 acquisition of a block of accident and health insurance business and the October 1999 acquisition of United Teacher Associates ("UTA").

Net Investment Income Net investment income increased in 2001 as a result of higher average invested assets.

Realized Gains (Losses) on Investments Realized gains (losses) on investments included the following provisions for other than temporary impairment: $77.0 million, $14.3 million and $8.6 million for the years ended 2001, 2000 and 1999, respectively. (See MD&A- "Investments")

Results for 2000 include a pretax gain of $27.2 million resulting from the sale of GAFRI's investment in a company engaged in the production of ethanol. GAFRI's investment was repurchased by the ethanol company which, following the repurchase, became wholly-owned by GAFRI's Chairman.

Other Income Other income increased $4.7 million in 2001 compared to the same period in 2000 due primarily to income from the sale of real estate and, to a lesser extent, increased fees earned on GAFRI's variable annuity and life business. These increases were partially offset by lower annuity policy charges and lower revenues at GAFRI's insurance agency and broker/dealer subsidiaries.

The increase in other income in 2000 primarily reflects increases in revenues from real estate operations, fees earned on GAFRI's growing variable annuity and life business, increased surrender fees, revenue from companies acquired in the second half of 1999 and higher revenues from GAFRI's brokerage subsidiaries.

Real Estate Operations GAFRI is engaged in a variety of real estate operations including hotels and a marina; GAFRI also owns various parcels of land. Revenues and expenses of these operations, including gains on disposal, are included in GAFRI's Consolidated Income Statement as shown below (in millions).

	2001	2000	1999
Other income	$46.7	$38.3	$28.6
Other expenses	30.1	31.3	25.6

Other income included a pretax gain on the sale of real estate assets of $11.2 million in 2001.

Annuity Benefits Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. The majority of GAFRI's fixed rate annuity products permit GAFRI to change the crediting rate at any time (subject to minimum interest rate guarantees of 3% to 4% per annum). As a result, management has been able to react to changes in market interest rates and maintain a desired interest rate spread. While management believes the interest rate and stock market environment over the last several years has contributed to annuitizations and surrenders, the Company's persistency rate remains approximately 90%.

On its deferred annuities (annuities in the accumulation phase), GAFRI generally credits interest to policyholders' accounts at their current stated "surrender" interest rates. Furthermore, for "two-tier" deferred annuities (annuities under which a higher interest amount can be earned if a policy is annuitized rather than surrendered), GAFRI accrues an additional liability to provide for expected deaths and annuitizations. Changes in crediting rates, actual surrender and annuitization experience or modifications in actuarial assumptions can affect this accrual.

Insurance Acquisition Expenses Insurance acquisition expenses include amortization of deferred policy acquisition costs ("DPAC") as well as commissions on sales of life insurance products. Insurance acquisition expenses also include amortization of the present value of future profits of businesses acquired amounting to $9.2 million in 2001, $10.7 million in 2000 and $7.7 million in 1999.

The increase in 2001 is due primarily to (i) increased lapses and increased sales of traditional life insurance by GALIC's Life Operations and (ii) increased DPAC amortization on variable annuities due to decreases in the stock market and changes in actuarial assumptions. The increase in 2000 reflects the October 1999 acquisition of UTA and increased sales of traditional life insurance by GALIC's Life Operations.

Trust Preferred Distribution Requirement The decrease in trust preferred distribution requirement in 2001 reflects the Company's September 2001 redemption of its ROPES.

Interest and Other Debt Expenses The decrease in interest and other debt expenses in 2001 compared to 2000 is due primarily to lower average bank borrowings as well as significantly lower interest rates on these borrowings. The increase in interest and other debt expenses in 2000 compared to 1999 is due primarily to higher average amounts outstanding as well as higher interest rates on GAFRI's bank credit line.

Provision for Realignment Expenses In 1999, GAFRI recorded a charge for expenses related to realignment within the Company's operating units. The charge was primarily the result of the Company's decision to replace a number of its current computer operating systems with a single system. The charge also included various expenses associated with the elimination in 1999 of redundant positions.

Other Expenses Other expenses decreased 14% in 2001 primarily due to the absence of a litigation charge that was recorded in 2000. Other expenses increased 34% in 2000, reflecting: (i) expenses of subsidiaries acquired in the second half of 1999;(ii) an increase in expenses from real estate operations and (iii) a charge recorded in the second quarter of 2000 related to various litigation in which the Company or one of its subsidiaries was a defendant (See MD&A - Results of Operations "General").

Income Taxes GAFRI's effective tax rate in 2001 reflects a lower tax rate at GA Life of Puerto Rico and the absence of valuation allowance reductions which were recorded in both 2000 and 1999. GAFRI's effective tax rate in 2000 and 1999 reflects reductions of the valuation allowance associated with certain deferred tax assets. (See Note K.)

Equity in Losses of Affiliate In 2001 GAFRI suspended accounting for Chiquita Brands International under the equity method due to Chiquita's pending restructuring.

Equity in losses of affiliate in 2000 and 1999 represents GAFRI's proportionate share of the results of Chiquita Brands International, as well as the writedown in 2000 of GAFRI's investment in Chiquita to market value of approximately $1 per share. Chiquita reported net losses attributable to common shareholders of $112 million and $75.5 million in 2000 and 1999, respectively.

Cumulative Effect of Accounting Changes In 2001, the cumulative effect of accounting change represents the implementation of a new accounting standard (EITF 99-20) which resulted in a writedown of $8.4 million ($5.5 million or $0.13 per share after tax) of the cost basis of certain collateralized debt obligations in the second quarter.

In the fourth quarter of 2000, GAFRI implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized in the balance sheet at fair value, and that the initial effect of recognizing derivatives at fair value be reported as a cumulative effect of a change in accounting principle. Accordingly, GAFRI recorded income of $0.8 million (net of taxes) reflecting the adoption of SFAS No. 133 in the fourth quarter of 2000.

In 1999, GAFRI implemented Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires that costs of start-up activities be expensed as incurred and that unamortized balances of previously deferred costs be expensed and reported as the cumulative effect of a change in accounting principle. Accordingly, GAFRI expensed previously capitalized start-up costs of $4.7 million (net of tax) in the first quarter of 1999.

Recent Accounting Standards The following accounting standards have been, or will be implemented by GAFRI. The implementation of these standards is discussed under various subheadings of Note B to the Financial Statements. Effects of each are shown in the relevant Notes.

Accounting Standard	Subject of Standard	Year Implemented
SOP 98-5	Start-Up Costs	1999
SFAS #133	Derivatives	2000
EITF 99-20	Asset-backed Securities	2001
SFAS #141	Business Combinations	2001
SFAS #142	Goodwill and Other Intangibles	2002

Other standards issued in recent years did not apply to GAFRI or had only negligible effects on GAFRI.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 141, business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting, which is the method GAFRI has used for acquisitions historically. Under SFAS No. 142, goodwill will no longer be amortized beginning January 1, 2002, but will be subject to an impairment test at least annually. A transitional test for impairment is required to be completed in 2002 with any resulting writedown reported as of the first quarter as a cumulative effect of a change in accounting principle. GAFRI had approximately $40 million of unamortized goodwill recorded at December 31, 2001; based on this amount, goodwill amortization in 2002 would have been less than $2 million.

Selected Financial Data

The following financial data has been summarized from, and should be read in conjunction with, the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The data reflects the acquisitions of UTA in October 1999 and GAPR in December 1997 and the sale of the Funeral Services Division in September 1998 (in millions, except per share amounts).

	2001	2000	1999	1998	1997
Income Statement Data:					
Total revenues	$830.1	$824.3	$661.5	$746.4	$636.3
Operating earnings before income taxes	$ 59.9	$ 81.1	$ 92.0	$143.9	$103.4
Income before extraordinary items and accounting changes	$ 42.7	$ 53.9	$ 63.5	$ 97.5	$ 71.4
Extraordinary items	-	-	-	(0.8)	(1.5)
Cumulative effect of accounting changes	(5.5)	0.8	(4.7)	-	-
Net income	$ 37.2	$ 54.7	$ 58.8	$ 96.7	$ 69.9
Basic earnings per common share:					
Income before extraordinary items and accounting changes	$ 1.01	$ 1.27	$ 1.50	$ 2.27	$ 1.63
Extraordinary items	-	-	-	(0.02)	(0.03)
Accounting changes	(0.13)	0.02	(0.11)	-	-
Net income	$ 0.88	$ 1.29	$ 1.39	$ 2.25	$ 1.60
Diluted earnings per common share:					
Income before extraordinary items and accounting changes	$ 1.00	$ 1.26	$ 1.48	$ 2.23	$ 1.61
Extraordinary items	-	-	-	(0.02)	(0.03)
Accounting changes	(0.13)	0.02	(0.11)	-	-
Net income	$ 0.87	$ 1.28	$ 1.37	$ 2.21	$ 1.58
Cash dividends per common share	$ 0.10	$0.10	$0.10	$0.10	$0.10
Balance Sheet Data at year-end:					
Total assets	$8,400.4	$7,975.9	$7,530.7	$7,190.4	$7,710.3
Notes payable	223.0	151.9	201.3	131.0	135.8
Mandatorily redeemable preferred securities of subsidiary trusts	142.9	217.9	219.6	225.0	225.0
Net unrealized gains (losses) included in stockholders' equity	89.8	43.9	(52.9)	160.1	133.2
Total stockholders' equity	748.8	671.7	525.7	688.7	583.9

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GREAT AMERICAN®

FINANCIAL RESOURCES

Investor Information



Our systems conversion has helped us expand our business capacity, improve efficiency, and reduce expenses

Please contact us with your requests using the addresses or phone and fax numbers below.

Regarding securities:
Great American Financial Resources, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio 45202
Phone: 1-800-368-3417
Fax: 1-513-287-8270

Regarding the 10-K and additional information:
Great American Financial Resources, Inc.
c/o General Counsel
P.O. Box 120
Cincinnati, OH 45201-0120
Phone: 1-800-854-3649
Fax: 1-513-357-3397

Share Certificates
Certificates representing shares of Common Stock of Sprague Technologies, Inc., STI Group, Inc., or American Annuity Group, Inc., automatically represent the same number of shares of Great American Financial Resources, Inc. Therefore, stockholders are not required to exchange their existing certificates.

Duplicate Mailings
Please call or write to us at either of the addresses at left if you wish to eliminate duplicate mailings of this report or other materials from our company.

Stock Market Data

Great American Financial Resources Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the symbol GFR. On March 1, 2002, there were approximately 5,500 holders of record.

The following table sets forth the range of high and low sales prices for the Company's Common Stock on the NYSE Composite Tape:

	2001		2000	
	High	Low	High	Low
First quarter	$19.94	$17.90	$17.94	$14.94
Second quarter	18.05	16.59	18.00	15.00
Third quarter	19.49	16.95	20.63	17.00
Fourth quarter	19.25	17.05	19.13	17.50

The Company paid annual common dividends of $0.10 per share in 2001 and in 2000.



We stand prepared to seize the opportunities of tomorrow

Annual Stockholders Meeting

The Annual Stockholders Meeting is scheduled to be held on May 21, 2002, at 10:00 a.m. Eastern Daylight Time at The Cincinnatian Hotel in Cincinnati, Ohio. Audited Financial Statements, Notes to Consolidated Financial Statements, and Management's Discussion and Analysis are included in a separate document being mailed simultaneously to stockholders.

Find additional information on our organization at http://www.gafri.com.









GREAT AMERICAN®
FINANCIAL RESOURCES

for today's needs and tomorrow's dreams

250 East Fifth Street
Cincinnati, Ohio 45202
Phone (513) 333-5300

4579